


North Fork

North Fork Bancorporation | annual report 2002

All Points Capital Corp.

All Points provides recourse and non-recourse financing to independent lessors nationwide. The staff at All Points delivers the funding and products needed to profitably grow any business, recognizing that timing is critical when it comes to providing service.

North Fork Equipment Leasing

North Fork Equipment Leasing offers the financial strength and stability required for developing specialized leasing arrangements for large and mid-sized corporations and professionals.

Superior Savings of New England, N.A.

Superior Savings of New England, N.A., operating through two branches; Bronx, NY and Branford, CT, and an extensive call center, offers competitively priced deposit products.


SUFFOLK

Locations

34	52	4	3	1
Nassau	Suffolk	Westchester	Rockland	Connecticut


North Fork

Corporate Structure

North Fork Bank

North Fork Bank, the principal bank subsidiary of North Fork Bancorporation, operated through 169 branches as of year end 2002. With branches in Nassau, Suffolk, Manhattan, Queens, Brooklyn, Bronx, Westchester and Rockland, North Fork Bank remains prominent in this highly competitive marketplace. Delivering exceptional service and an array of products and services for commercial and consumer clients, North Fork Bank continues to be the cornerstone for the Company's growth.

NFB Private Asset Group

The NFB Private Asset Group offers clients an array of investment products and services, which can be personalized to meet individual and corporate needs. The NFB Private Asset Group offers Investment Management, Retail Investment Services, Discount Brokerage and Trust Services.

NFB Asset Builder

NFB Asset Builder offers highly customized, comprehensive investment management services to a wide range of clients including high net worth individuals, corporations, charitable organizations, Taft-Hartley and corporate pension plans.

NFB Investment Services Corp.

NFB Investment Services Corp., member NASD/SIPC, assists clients in developing and implementing an investment strategy to help them achieve their goals. NFB Investment Services Corp. also offers order execution and account maintenance through its discount brokerage unit.

NFB Trust Services

NFB Trust provides a wide range of Trust and Estate services. Highly skilled Trust professionals provide customized Estate Planning, Trust Administration and Custodial Services.

NFB Agency

NFB Agency is a New York State licensed insurance agency which distributes a full line of annuity, term life and other insurance products and services.


WESTCHESTER
CONNECTICUT
ROCKLAND
BRONX
NASSAU
MANHATTAN
QUEENS
BROOKLYN

23	10	34	10
Manhattan	Bronx	Queens	Brooklyn

Corporate Profile

North Fork Bancorporation, Inc. is a commercial bank holding company headquartered in Melville, New York. North Fork, with assets of $21 billion, ranks among the top 35 bank holding companies in the nation. Together through North Fork Bank, its principal bank subsidiary, and Superior Savings of New England, N.A., North Fork Bancorporation operates 171 branches in the New York metro area and Connecticut, serving a highly concentrated and competitive marketplace. Traditional full-service branches, combined with alternative delivery channels including cash management, telephone banking and internet banking, offer an attractive array of commercial and consumer products.

Among the highlights in 2002, North Fork was added to the S & P 500 Index and received rating agency upgrades from Standard & Poors and Moody's. North Fork Bank was recognized once again as a top performer among the nation's largest banking companies.

North Fork is committed to providing banking and financial services products to its personal and commercial customers. Its non-bank subsidiaries. offer a wide range of financial products including brokerage, investment management and business equipment leasing and financing.

Financial Highlights

NORTH FORK BANCORPORATION

(dollars in thousands, except per share amounts)

For the Year Ended December 31,	*2002*	2001
Net Interest Income	***$ 841,778***	$ 665,959
Provision for Loan Losses	***25,000***	17,750
Non-Interest Income	***119,622***	100,166
Net Securities Gains	***4,517***	8,729
Non-Interest Expense	***301,378***	228,908
Amortization of Goodwill	**—**	19,815
Amortization of Identifiable Intangibles	***3,808***	2,299
Net income	***416,893***	331,484
Earnings Per Share – Basic	***$ 2.61***	$ 2.08
Earnings Per Share – Diluted	***2.58***	2.05
Cash Dividends Per Share	***1.01***	0.87
Dividend Payout Ratio	*39%*	43%
Book Value Per Share	***9.54***	8.82

Actual Balance Sheet at December 31,	*2002*	2001
Total Assets	***$21,413,101***	$17,232,103
Loans, net	***11,369,139***	10,399,691
Securities	***8,863,770***	5,753,522
Demand Deposits	***3,417,534***	2,702,753
Interest Bearing Deposits	***9,774,996***	8,600,553
Subordinated Debt	***499,140***	—
Capital Securities	***268,926***	244,364
Borrowings	***5,401,000***	3,692,182
Stockholders' Equity	***1,514,053***	1,437,008

Financial Ratios:		
Return on Average Total Assets	***2.21%***	2.12%
Return on Average Stockholders' Equity	***25.72***	23.95
Net Interest Margin	***4.93***	4.69
Core Efficiency Ratio	***31.10***	29.70
Risk Adjusted Capital Ratio	***16.77***	12.81
Leverage Capital Ratio	***6.46***	7.68


02 01 00 99 98
$13,193
$11,303
$9,169
$7,642
$7,577
Total Deposits (Millions)


02 01 00 99 98
0.23%
0.19%
0.16%
0.14%
0.11%
NPL's to Net Loans

President's Message

Our Company broke all previous records this past year by turning in the best financial performance in the nearly 100 year history of North Fork Bank. Earnings per share rose 26% versus the prior year, and every conceivable measure of our bank's performance hit new high water marks.

While our Manhattan expansion program continued to exceed even our most optimistic expectations, our Long Island managers, unwilling to take a back seat, outdid themselves, as well. Long Island commercial demand deposits rose 27% this year, complementing Manhattan's impressive new deposit growth, and producing commercial demand deposit growth of 47%. Mindful of the uncertainties inherent in our business, lenders did their part by "sticking to their guns" in managing loan growth, producing stellar credit quality metrics once again. Non-performing loans, as a percentage of total loans outstanding, are among the lowest of any bank in America.

In addition to these results, unprecedented strides were made in our back office this past year. Technology capabilities were expanded, new products were developed and launched, and techniques for managing our ever-expanding volume of work flows were implemented. Combined, these important advances helped to preserve North Fork's reputation as an innovative, customer-friendly organization, while advancing our service capabilities far beyond that of our competitors.

These accomplishments, when aggregated with the impressive growth and diversification of our overall revenues, enabled our Company to receive major credit upgrades during the year by both Moody's and Standard & Poors. Accordingly, the Company accessed credit markets by issuing $500,000,000 in subordinate debt at attractive interest rates.

With growth targets met, earnings estimates exceeded, stellar credit quality maintained, and our momentum toward becoming a major and important financial institution in this country well intact, writing this report has all the elements of corporate nirvana. Certainly, as your CEO, it is a pleasure to deliver this news. Unfortunately, however, this message wouldn't be complete without expressing a word of caution toward the future.

On the domestic front, our economy continues to struggle to produce real growth, fighting persistently to climb out of a two-year old recession. Current measurements confirm that American consumers, the lone remaining champions during this period, appear to be reducing spending, while simultaneously adding to their indebtedness by extracting the excess equity in their homes to maintain current living standards. Although interest rates haven't been this low since Eisenhower occupied the White House, corporations remain inflexible and uncertain towards committing capital for expansion. Add to these circumstances a nervous stock market, shaken by the probability of war in the Middle East, and the prospect of a robust economy emerging during the current period appears dim.

Times like these put extraordinary pressure on public companies to "keep up with the Joneses." The temptation is great to extend risk, both credit and interest rate, to satisfy short-term objectives. Sadly, we have collectively witnessed the results of this pressure with corporate ethics having fallen to the lowest levels imaginable, bringing otherwise venerable institutions to their knees, as managers invoked "creative" measures of keeping industry analysts impressed with current results.

Whatever the future brings, we intend to work diligently to preserve the integrity and to strengthen the long-term viability of this Company, continuing to make you proud of our results.


John Adam Kanas


02
01
00
99
98
171
166
150
112
111
Branch Growth

Already evident in our marketplace are the results of overzealous competitors. Some try to "buy" market share, by engaging in potentially perilous business practices that appear attractive, at the expense of burdening their balance sheets with exposure, nearly certain to be costly in the future. Others, devoid of creative ideas, follow industry trends blindly, hoping to disappear into the crowd no matter what the results of their endeavors should be.

I pledge, along with all the owner-managers of this Company, not to be derailed by these frightening times, and to continue to manage our Company in the long-term best interests of all of its constituents. Although we remain fully confident of our ability to excel within our industry, all stakeholders should appreciate that we are captive to world events and more specifically, to our domestic economy. Whatever the future brings, we intend to work diligently to preserve the integrity and to strengthen the long-term viability of this Company, continuing to make you proud of our results.

John Adam Kanas
Chairman, President and Chief Executive Officer

Our disciplined growth strategy has enabled us to be considered the "commercial bank of choice" in our market. We understand that our customers require and deserve, high quality service and our shareholders expect first-rate management and returns. Our approach has been, and continues to be, based upon these fundamentals: "keep it simple" and "get it right." Sounds easy, but in an uncertain economy, faced with a multitude of challenges, consistent execution of any strategy can become difficult.

We remain focused on the delivery of exceptional service, which enables us to be prominent in a highly competitive marketplace. Our management philosophy is rooted in financial conservatism and risk avoidance. Armed with these principles, we are unwavering in our commitment to our customers and shareholders despite the uncertainty in world markets, corporate governance and ethics failures.

To highlight our recent achievements, a scorecard has been developed for each significant contributor to our corporate success.


ATM
North Fork
North Fork
The Soho Lafayette Branch, Manhattan

Retail Banking

Our retail banking franchise serves as the cornerstone for the Company's growth. It positions us and is our primary delivery channel for an ever-growing array of products and services from personal banking for individuals to solutions for business customers. Our strategy of de novo branching in our market has flourished, especially in 2002. Further development of the franchise is planned for 2003 throughout our region. Emphasis will be placed on expanding, especially on Long Island and foraying into New Jersey. Our Manhattan expansion program is noteworthy since it demonstrates our ability to read the market and capitalize on an opportunity. Additionally, we added several innovative products designed to meet our customers' specific needs and usage patterns including, Professional Business Checking, Select Personal Checking, and Education Savings Accounts. We also introduced "Quick Drop Boxes" to enhance customer service so that customers can quickly drop off deposits and payments without waiting. Our consumer Internet banking product, *MyNFBOnline.com* is a popular alternative for banking and bill paying.

Retail Scorecard: 2002

Branch Locations	▪ 171
De Novo Branch Openings	▪ 10 branches, including 5 new branches in Manhattan
Deposit Summary	▪ Approximately one million accounts for $13.2 Billion
ATM Statistics	▪ 259 machines handled 10 million transactions
	▪ 470,000 cardholders who processed 14.9 million transactions

Cash Management

Our ability to create customized solutions for a diverse corporate client base is demonstrated by the success of our Cash Management group. We offer collection services (check, cash and lockbox), disbursement services and information reporting products. By understanding our customers' businesses, we tailor a solution that combines technology and retail products. eCash, an Internet-based system for commercial customers, continues to be an attractive product that simplifies banking tasks and enables businesses to have greater control over their cash flow. Corporate online bill pay and foreign exchange products are under development. Our small business customers can select from a variety of alternative cash management products to manage their cash position.

Cash Management Scorecard: 2002

Products Sold	Approximately 10,000
Manhattan Market	Represents 20% of total revenue generated and growing.


49th Street & Madison Avenue Branch, Manhattan


NFB 11.8%
Dow Jones 2.9%
KBW Bank Index 2.3%
S&P 500 -0.6%
NASDAQ -2.9%
Five Year Total Return


02
01
00
99
98
$21,413
$17,232
$14,841
$13,676
$12,301
Total Assets (Millions)


02
01
00
99
98
$3,418
$2,703
$2,025
$1,558
$1,322
Total Demand Deposits (Millions)

Private Asset Group

The Private Asset Group includes NFB Trust, NFB Investment Services, NFB Agency and NFB Asset Builder. We build diversified portfolios for individual and institutional investors. The licensed branch employee (LBE) program provides an expanded outlet for the sale of alternative investment products. Uncertainty and a challenging market require a conservative approach to asset management, with primary importance placed on preservation of capital and minimization of risk. Our philosophy is reflected in performance results as we seek to outperform the broad market and specific market indices.

Private Asset Group Scorecard: 2002

Number of Accounts	Approximately 35,000
Assets under Management	$1.3 Billion
Sales Volume	$200 Million

Lending Activities

Despite the nation's economic downturn, the local economy's fundamentals remain surprisingly sound. We realize that economic conditions are unsettled, therefore, we are prepared for declining trends. Our relationship banking approach enables our lenders to prudently structure transactions to satisfy customer needs while maintaining our risk profile.

Commercial Real Estate & Multifamily Lending

Our Multifamily Lending & Commercial Real Estate Division is a dominant player in the local real estate finance market. Our expertise enables us to design financing arrangements to satisfy all market segments: large and small, commercial, residential and multi-use. In a highly competitive market fueled by refinancings, our underwriting standards remain high.

Commercial Real Estate & Multifamily Lending Scorecard: 2002

New Loan Originations	$1.7 Billion
Portfolio Diversification	94% of the portfolio represents loans of $5 million or less;
	Less than 1% represents loans greater than $20 million
Regional Diversification	94% of the portfolio is located in our market
Property Type Breakdown	Multifamily Buildings: 64%
	Office Buildings: 16%
	Other Commercial Buildings (Retail, Industrial, Mixed Use): 9%

Commercial / Middle Market and Small Business Lending

In 2002, we expanded our Commercial and Middle Market lending group. As a result, new middle market credit relationships experienced sizable growth. We expect that through this channel, we will grow our floating interest rate portfolio. Our Trade Finance experts deliver import-export related products and services to an expanding market, and experienced a 56% increase in volume. We recognize that flexibility and innovation are crucial to today's entrepreneurs.


NORTH FORK

Rendering of Hampton Bays Branch, Long Island

Our quality service, attention to detail, and ability to focus on customer needs and goals, resulted in an impressive 20% growth rate for new small business loans in 2002.

Commercial/Middle Market & Small Business Lending Scorecard: 2002

Commercial /Middle Market Relationships	$1.3 Billion in available lines of credit
Small Business Applications Processed & Number of Facilities Outstanding	Increased 10% & 30% respectively from 2001

Consumer & Specialized Lending

All Points Capital Corp. (APCC), our equipment and lease financing subsidiary, has various products, including a direct leasing alternative, to attract small and mid-ticket equipment leasing opportunities. We have assembled a highly qualified group of leasing professionals who design customized lease arrangements for equipment and automobile transactions. Our lease product offering will be expanded in 2003 to include specialty leasing products such as tax-oriented equipment leasing, municipal leasing and warehouse lines. Consumer auto loans continue to grow in response to our expanding network. Building this franchise requires a high degree of dealer loyalty, and we have been able to accomplish this through our consistent quality service. We also provide expertise in taxi medallion and dealer finance lending.


North Fork
Rendering of Massapequa Branch, Long Island

Consumer & Specialized Lending Scorecard: 2002

APCC Application & Approval Volumes	Increased 21% and 19% respectively from 2001
2002 Monitor Leasing & Financial Services: Monitor 100 Survey	APCC ranked in Top 100 US Equipment Finance/Leasing Companies based on new business volume & net assets outstanding
Consumer Loan Application & Approval Volumes	Increased 9% and 27% respectively from 2001
Consumer Loan Portfolio	$1.04 Billion, up 19%
NYC Taxi Medallion Loans	22% increase

Residential Mortgage Lending

The historically low interest rate environment has resulted in a broad-based refinancing market. Our home mortgage products are competitive and enable our customers to realize the dream of home ownership. Closing volume doubled in 2002 to approximately $1 billion.

Residential Mortgage Lending Scorecard: 2002

Applications Processed	4,200, up 85%, for $1.2 Billion

Community Commitment

We support the local communities across our geographic footprint -- from the East End of Long Island to metropolitan New York. "You must build people, before you build housing," was aptly noted by one participant in our School Bank Program. We strongly believe that education is the pathway that allows communities to access credit responsibly and to manage financial resources. We dedicate time and resources to providing essential life skill money management classes. In 2002, we introduced the "Consumerism for Kids: Money Matters" financial literacy course. This program is designed to introduce elementary aged children to the fundamentals of sound money management. The pilot program was successfully introduced throughout our communities including Harlem, the South Bronx and Long Island City. Older students benefit from financial literacy and life skill classes. Our newest partnership with local high schools lead to the establishment of a scholarship fund. Our commitment to affordable home ownership is demonstrated by the lending initiatives of our residential and multifamily lending groups. Low and moderate income customers benefit from our community involvement and small business lending initiatives.



North Fork Bank Manager teaching local children about financial literacy.

Community Commitment Scorecard: 2002

FDIC Community Reinvestment Act Rating	Outstanding
Operation Hope: Banking on the Future Program	2002 Corporate Volunteer Award

We are your commercial bank of choice because we understand that relationships make a difference. Relationships that are built on our focused approach to delivering products and services that help our customers achieve their financial goals. In an increasingly competitive and complex market, we value this choice and are committed to our objectives of customer and shareholder satisfaction.


North Fork Bank
North Fork Bank
North Fork Bancorporation headquarters, 275 Broadhollow Road, Melville, Long Island

Financial Statements

NORTH FORK BANCORPORATION, INC.

Selected Financial Data

In this annual report, "North Fork", "we", "us", and "our" refer to North Fork Bancorporation, Inc. and its subsidiaries. Selected financial data for each of the years in the five-year period ended December 31, 2002 are set forth below. Our consolidated financial statements and notes thereto as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 are included elsewhere in this annual report.

(in thousands, except ratios and per share amounts)	*2002*	2001	2000	1999	1998
Statement of Income Data:					
Interest Income (tax equivalent basis)[2]	*$ 1,211,582*	$ 1,129,318	$ 1,087,137	$ 938,336	$ 876,419
Interest Expense[3]	*347,560*	443,921	500,662	422,267	383,775
Net Interest Income (tax equivalent basis)	*864,022*	685,397	586,475	516,069	492,644
Less: Tax Equivalent Adjustment[2]	*22,244*	19,438	14,537	8,753	5,506
Net Interest Income	*841,778*	665,959	571,938	507,316	487,138
Provision for Loan Losses	*25,000*	17,750	17,000	6,013	15,551
Non-Interest Income	*119,622*	100,166	99,375	62,400	60,733
Securities Gains, net	*4,517*	8,729	3,138	13,578	9,433
Non-Interest Expense	*301,378*	228,908	197,218	178,872	174,065
Amortization of Identifiable Intangibles	*3,808*	2,299	2,326	2,478	2,682
Amortization of Goodwill	—	19,815	17,937	5,930	11,797
Merger Related Activity Charges	—	—	63,999	—	52,452
Income Before Income Taxes	*635,731*	506,082	375,971	390,001	300,757
Provision for Income Taxes	*218,838*	174,598	141,206	140,480	88,394
Net Income	*$ 416,893*	$ 331,484	$ 234,765	$ 249,521	$ 212,363
Per Share:					
Net Income – Basic	*$ 2.61*	$ 2.08	$ 1.40	$ 1.53	$ 1.25
Net Income – Diluted	*2.58*	2.05	1.39	1.52	1.23
Cash Dividends	*1.01*	.87	.72	.63	.65
Dividend Payout Ratio	*39%*	43%	54%	38%	55%
Book Value at December 31	*$ 9.54*	$ 8.82	$ 7.55	$ 6.38	$ 7.16
Market Price at December 31	*33.74*	31.99	24.56	17.59	23.94
Balance Sheet Data at December 31:					
Total Assets	*$ 21,413,101*	$ 17,232,103	$ 14,840,962	$ 13,676,156	$ 12,301,205
Securities:					
Available-for-Sale	*8,555,892*	5,043,557	3,467,663	3,682,210	3,072,737
Held-to-Maturity	*307,878*	709,965	1,090,677	1,351,504	1,780,002
Loans, net	*11,369,139*	10,399,691	9,394,713	7,897,688	6,889,876
Demand Deposits	*3,417,534*	2,702,753	2,025,249	1,558,044	1,321,861
Interest Bearing Deposits	*9,774,996*	8,600,553	7,143,946	6,083,519	6,255,524
Federal Funds Purchased & Securities Sold Under Agreements to Repurchase	*3,851,000*	2,142,182	2,350,882	2,665,200	2,955,096
Other Borrowings	*1,550,000*	1,550,000	1,653,265	1,894,000	85,000
Subordinated Debt	*499,140*	—	—	—	—
Capital Securities[3]	*268,926*	244,364	244,339	199,314	199,289
Stockholders' Equity	*1,514,053*	1,437,008	1,213,918	999,098	1,213,726

(in thousands, except ratios and per share amounts)	2002	2001	2000	1999	1998
Average Balance Sheet Data:					
Total Assets	*$18,856,792*	$15,628,132	$14,577,966	$13,088,336	$11,668,690
Securities	*6,520,889*	4,736,557	4,778,616	5,024,986	4,124,175
Loans, net	*10,946,247*	9,829,856	8,958,180	7,319,285	6,826,252
Total Deposits	*12,165,896*	10,009,868	8,784,258	7,688,185	7,633,085
Federal Funds Purchased & Securities Sold Under Agreements to Repurchase	*2,664,834*	2,111,724	2,549,886	2,911,802	2,236,257
Other Borrowings	*1,550,000*	1,625,096	1,515,109	897,386	189,071
Subordinated Debt	*201,016*	—	—	—	—
Capital Securities[3]	*252,117*	244,352	238,327	199,302	199,277
Stockholders' Equity	*1,652,897*	1,417,381	1,303,455	1,162,387	1,211,607
Selected Ratios:					
Return on Average Total Assets	*2.21%*	2.12%	1.61%	1.91%	1.82%
Return on Average Stockholders' Equity[4]	*25.72*	23.95	17.54	21.69	18.29
Core Efficiency Ratio[3][5]	*31.10*	29.70	29.75	31.57	30.48
Net Interest Margin[2][3]	*4.93*	4.69	4.25	4.13	4.45
Average Stockholders' Equity to Average Assets	*8.77*	9.07	8.94	8.88	10.38
Tier I Capital Ratio	*11.43*	11.82	12.38	13.70	17.26
Risk Adjusted Capital Ratio	*16.77*	12.81	13.40	14.95	18.82
Leverage Capital Ratio	*6.46*	7.68	7.62	8.57	10.76
Allowance for Loan Losses to Non-Performing Loans	*941*	709	601	493	494
Non-Performing Loans to Total Loans, net	*.11*	.14	.16	.19	.23
Non-Performing Assets to Total Assets	*.06*	.09	.10	.12	.16
Weighted Average Shares:					
Basic	*159,773*	159,563	167,214	162,992	170,085
Diluted	*161,649*	161,382	168,531	164,440	171,988

[1] *In November 2001, the domestic business of Commercial Bank of New York ("CBNY") was purchased for approximately $175 million in cash. Accordingly, the results of operations reflect CBNY activity subsequent to the acquisition date. (See "Notes to Consolidated Financial Statements – Note 2 - Business Combinations").*

[2] *Interest income on a tax equivalent basis includes the additional amount of interest income that would have been earned if our investment in certain interest earning assets had been made in those assets subject to federal, state and local income taxes yielding the same after-tax income.*

[3] *During 2002, interest rate swap agreements were used to convert the stated fixed rate on $200 million of capital securities to variable rates indexed to LIBOR and were recorded as fair value hedges. The hedge designation changed the characteristic of these obligations requiring them to be reported as borrowings and the related costs reflected as a component of total interest expense. This transfer had no impact on previously reported net income and earnings per share, however, it did result in adjustments to the net interest margin and core efficiency ratio. For comparative purposes, all prior periods have been adjusted to reflect this transfer. (See "Notes to Consolidated Financial Statements – Note 10 – Capital Securities").*

[4] *Excludes the effect of accumulated other comprehensive income.*

[5] *The core efficiency ratio is defined as the ratio of non-interest expense, excluding other real estate expenses and other non-recurring charges, to net interest income on a tax equivalent basis and non-interest income, excluding securities gains/(losses) and other non-recurring items.*

Management's Discussion and Analysis

RESULTS OF OPERATIONS

Overview

We are a $21 billion multi-bank holding company headquartered in Melville, New York. We operate 171 branches in the New York Metropolitan area, substantially all of which are branches of North Fork Bank, a New York chartered trust company and our primary subsidiary. At December 31, 2002, North Fork Bank's assets and revenues constituted in excess of 95% of our consolidated assets and revenue. North Fork Bank provides a variety of banking and financial services to middle market and small business organizations, local government units and retail banking customers in the greater New York Metropolitan area. Our other subsidiaries offer financial services and related products such as asset management, securities brokerage and sales of alternative investment products. Our other banking subsidiary, Superior Savings of New England, N.A., is a nationally chartered bank that focuses on gathering deposits throughout the northeast United States.

We conduct our business in a dense geographic area in the New York City boroughs of Manhattan, Queens, Brooklyn and the Bronx and the four neighboring New York counties of Nassau, Suffolk, Westchester and Rockland. This geographic area has a population exceeding 11 million people comprising over 4 million households and deposits approximately of $378 billion. It is a market where a few multi-national banking organizations control a significant portion of the deposits. This competitively attractive environment provides multiple opportunities to gain market share through internal growth, branch expansion and potential acquisitions.

In the past decade, we have consistently exceeded the banking industry peer group operating statistics in almost every key measurement including returns on average equity, assets, core efficiency and multiple compound growth rates. The year ended December 31, 2002 was no exception.

Our net income rose by 26% to $416.9 million or diluted earnings per share of $2.58 as compared to $331.5 million or $2.05 during 2001. The returns on average total assets and average stockholders' equity for 2002 were 2.21% and 25.72%, respectively as compared to 2.12% and 23.95%, respectively for 2001.

Several key accomplishments during 2002 helped contribute to this record performance.

- We were added to the S&P 500 Index.
- Received upgraded credit ratings from both Standard & Poor's and Moody's Investor Services. Additionally, Fitch Ratings revised its future outlook to positive.
- Issued $500 million in subordinated debt, which qualified as Tier II Capital.
- Repurchased 6.0 million of our common shares at an average cost of $34.56.
- Increased our annual dividend by 16%.
- Successfully integrated the CBNY branches acquired in 2001.
- Opened 10 new branches, including five in Manhattan.
- Realized demand deposit and total deposit growth of 26% and 17%, respectively.
- Experienced loan growth, primarily commercial, of 9%, while maintaining superior asset quality.
- Maintained a 31% core efficiency ratio, notwithstanding our expansion program.

In November 2001, North Fork Bank purchased the domestic business of Commercial Bank of New York ("CBNY") for $175 million in cash. As a result of the transaction, we acquired $1.2 billion in total assets, including $310 million in loans, as well as $898 million in deposits. The primary focus of this acquisition was the addition of CBNY's nine branch locations and CBNY's customer base in the borough of Manhattan, where we have been concentrating on generating deposit growth by opening new branches and hiring experienced bankers.

Net Interest Income

Net interest income is the difference between interest earned on assets and interest incurred on liabilities and constituted 87% of total revenue for the period. Net interest income is affected by the level and composition of assets, liabilities and equity, as well as changes in market interest rates.

Net interest margin is determined by dividing tax equivalent net interest income by average interest-earning assets. The interest rate spread is the difference between the average equivalent yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin is generally greater than the interest rate spread due to the additional income earned on those assets funded by non-interest-bearing liabilities, primarily demand deposits and stockholders' equity.

The following table presents an analysis of net interest income by each major category of interest earning assets and interest-bearing liabilities for the years ended December 31,

(dollars in thousands)	*2002*			2001			2000		
	Average Balance	*Interest*	*Average Rate*	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest Earning Assets:									
Securities[1]	*$ 6,520,889*	*$ 408,383*	*6.26%*	$ 4,736,557	$ 344,520	7.27%	$ 4,778,616	$ 351,841	7.36%
Loans, net[2]	*10,946,247*	*802,232*	*7.33*	9,829,856	782,248	7.96	8,958,180	730,977	8.16
Money Market Investments	*47,112*	*967*	*2.05*	60,180	2,550	4.24	66,708	4,319	6.47
Total Interest Earning Assets	*17,514,248*	*1,211,582*	*6.92%*	14,626,593	1,129,318	7.72%	13,803,504	1,087,137	7.88%
Non-Interest Earning Assets:									
Cash and Due from Banks	*360,937*			287,933			237,836		
Other Assets[1]	*981,607*			713,606			536,626		
Total Assets	*$18,856,792*			$15,628,132			$14,577,966		
Interest Bearing Liabilities:									
Savings, NOW & Money Market Deposits	*$ 6,025,278*	*$ 63,133*	*1.05%*	$ 4,616,796	$ 80,102	1.74%	$ 4,083,387	$ 79,559	1.95%
Time Deposits	*3,220,899*	*83,183*	*2.58*	3,252,655	153,111	4.71	2,926,780	150,216	5.13
Total Savings and Time Deposits	*9,246,177*	*146,316*	*1.58*	7,869,451	233,213	2.96	7,010,167	229,775	3.28
Federal Funds Purchased & Securities Sold Under Agreements to Repurchase	*2,664,834*	*96,889*	*3.64*	2,111,724	104,098	4.93	2,549,886	155,126	6.08
Subordinated Debt	*201,016*	*11,558*	*5.75*	—	—	—	—	—	—
Capital Securities	*252,117*	*15,030*	*5.96*	244,352	20,560	8.41	238,327	20,054	8.41
Other Borrowings	*1,550,000*	*77,767*	*5.02*	1,625,096	86,050	5.30	1,515,109	95,707	6.32
Total Borrowings	*4,667,967*	*201,244*	*4.31*	3,981,172	210,708	5.29	4,303,322	270,887	6.29
Total Interest Bearing Liabilities	*13,914,144*	*347,560*	*2.50*	11,850,623	443,921	3.75	11,313,489	500,662	4.43
Interest Rate Spread			*4.42%*			3.97%			3.45%
Non-Interest Bearing Liabilities:									
Demand Deposits	*2,919,719*			2,140,417			1,774,091		
Other Liabilities	*370,032*			219,711			186,931		
Total Liabilities	*17,203,895*			14,210,751			13,274,511		
Stockholders' Equity	*1,652,897*			1,417,381			1,303,455		
Total Liabilities and Stockholders' Equity	*$18,856,792*			$15,628,132			$14,577,966		
Net Interest Income and Net Interest Margin[3]		*864,022*	*4.93%*		685,397	4.69%		586,475	4.25%
Less: Tax Equivalent Adjustment		*(22,244)*			(19,438)			(14,537)	
Net Interest Income		*$ 841,778*			$ 665,959			$ 571,938	

[1] *Unrealized gains/(losses) on available-for-sale securities are recorded in other assets.*

[2] *For purposes of these computations, non-accrual loans are included in average loans, net.*

[3] *Interest income on a tax equivalent basis includes the additional amount of income that would have been earned if investment in tax exempt money market investments and securities, state and municipal obligations, non-taxable loans, equity and debt securities, and U.S. Treasuries had been made in securities and loans subject to Federal, State, and Local income taxes yielding the same after tax income. The tax equivalent amount for $1.00 of those aforementioned categories was $1.77, $1.67, $1.55, $1.23 and $1.10 during 2002; $1.77, $1.62, $1.55, $1.24 and $1.03 during 2001; and $1.75, $1.47, $1.55, $1.43 and $1.03 during 2000.*

Factors contributing to the net interest margin improvement are outlined in the subsequent discussion and analysis. The following table summarizes the quarterly net interest margin for 2002 and 2001.

	2002				2001			
	4th Qtr	*3rd Qtr*	*2nd Qtr*	*1st Qtr*	4th Qtr	3th Qtr	2nd Qtr	1st Qtr
Interest Earning Assets:								
Securities	*5.45%*	*6.10%*	*6.72%*	*7.20%*	7.04%	7.22%	7.40%	7.49%
Loans, net	*7.12*	*7.26*	*7.42*	*7.54*	7.62	7.89	8.06	8.30
Money Market Investments	*1.96*	*2.51*	*2.13*	*1.79*	2.51	3.76	4.77	5.89
Total Interest Earning Assets	*6.42%*	*6.81%*	*7.16%*	*7.40%*	7.41%	7.65%	7.84%	8.03%
Interest Bearing Liabilities:								
Total Savings and Time Deposits	*1.30%*	*1.51%*	*1.63%*	*1.92%*	2.28%	2.85%	3.30%	3.51%
Total Borrowings	*3.89*	*4.18*	*4.69*	*4.76*	4.73	5.12	5.40	5.94
Total Interest Bearing Liabilities	*2.29%*	*2.44%*	*2.55%*	*2.78%*	3.10%	3.61%	3.96%	4.39%
Interest Rate Spread	*4.13%*	*4.37%*	*4.61%*	*4.62%*	4.31%	4.04%	3.88%	3.64%
Net Interest Margin	*4.58*	*4.87*	*5.18*	*5.19*	4.93	4.73	4.62	4.43

The following table highlights the relative impact on net interest income brought about by changes in average interest earning assets and interest bearing liabilities as well as changes in average rates on such assets and liabilities. Due to the numerous simultaneous volume and rate changes during the periods analyzed, it is not possible to precisely allocate changes due to volume or rate. For presentation purposes, changes which are not solely due to volume changes or rate changes have been allocated to these categories based on the respective percentage changes in average volume and average rates as they compare to each other.

Years Ended December 31, *(in thousands)*	*2002 vs. 2001*			2001 vs. 2000		
	Change In			Change In		
	Average Volume	*Average Rate*	*Net Interest Income*	Average Volume	Average Rate	Net Interest Income
Interest Income from Earning Assets:						
Securities	*$ 115,343*	*$ (51,480)*	*$ 63,863*	$ (3,694)	$ (3,627)	$ (7,321)
Loans, net[2]	*84,700*	*(64,716)*	*19,984*	69,724	(18,453)	51,271
Money Market Investments	*(469)*	*(1,114)*	*(1,583)*	(390)	(1,379)	(1,769)
Total Interest Income	*199,574*	*(117,310)*	*82,264*	65,640	(23,459)	42,181
Interest Expense on Liabilities:						
Savings, NOW & Money Market Deposits	*$ 20,226*	*$ (37,195)*	*$(16,969)*	$ 9,774	$ (9,231)	$ 543
Time Deposits	*(2,249)*	*(67,679)*	*(69,928)*	15,415	(12,520)	2,895
Federal Funds Purchased & Securities Sold Under Agreements to Repurchase	*23,851*	*(31,060)*	*(7,209)*	(24,372)	(26,656)	(51,028)
Subordinated Debt	*11,558*	—	*11,558*	—	—	—
Capital Securities	*635*	*(6,165)*	*(5,530)*	506	—	506
Other Borrowings	*(5,767)*	*(2,516)*	*(8,283)*	1,462	(11,119)	(9,657)
Total Interest Expense	*48,254*	*(144,615)*	*(96,361)*	2,785	(59,526)	(56,741)
Net Change in Net Interest Income	*$ 151,320*	*$27,305*	*$178,625*	$ 62,855	$ 36,067	$ 98,922

[1] *The above table is presented on a tax equivalent basis.*

[2] *For purposes of these computations, non-accrual loans are included in average loans, net.*

Net interest income during 2002 benefited from a 20% increase in average interest earning assets. These assets were funded primarily with lower cost core deposits and, to a lesser extent, borrowings. Net interest income also benefited from the repositioning of our asset/liability mix allowing us to take advantage of the low interest rate environment. While our net interest margin improved 24 basis points to 4.93% for 2002 when compared to 4.69% for 2001, it has been declining since reaching a peak in the first quarter of 2002. The quarterly net interest margin table above provides more detail on our quarterly trends.

During 2002 interest income rose $79.5 million or 7% to $1.2 billion when compared to 2001 levels. This improvement was due to the $2.9 billion growth in average interest earning assets, partially offset by an 80 basis point decline in the yield on average earning assets to 6.92% for 2002 as compared to 7.72% for 2001.

Loans averaged $10.9 billion for 2002 representing an increase of $1.1 billion, or 11% when compared with $9.8 billion for 2001. During this same period, loan yields declined 63 basis points to 7.33%, partially offsetting the impact of higher loan balances on interest income. Growth has been experienced in all loan categories, except residential mortgages. Our ability to successfully compete in the markets we have entered has afforded us the opportunity to broaden our customer base, while the introduction of additional products has allowed us to leverage our existing customer relationships. The commercial portfolios have benefited from our expanded presence in the New York City market, growth in the equipment and lessor financing area, and expansion of small business lending initiatives. Consumer loans, comprised primarily of indirect auto loans, have benefited from our geographic expansion and broadening network of active automobile dealers. Residential mortgages were the only sector of the portfolio to experience a year over year decline. Despite achieving record origination volumes, residential mortgages were impacted by our decision to mitigate interest rate risk exposure by selling longer-term fixed rate originations into the secondary market. Loan growth also provides opportunities for deposit growth as many products require mandatory levels of compensating deposit balances. The composition of our loan portfolio has resulted in loan yields declining at a more moderate pace than the corresponding decline in funding costs. Factors contributing to the decline in yield include repricing of adjustable rate loans, and new originations and refinancing activity occurring at current market rates. Our loan-to-deposit ratio of 86% at December 31, 2002 demonstrates that sufficient liquidity exists to fund future loan growth with core deposits.

Securities averaged $6.5 billion in 2002 representing an increase of $1.8 billion, or 38% compared with $4.7 billion in 2001. During this same period, yields declined 101 basis points to 6.26%. The growth in average securities, primarily mortgage backed securities, resulted from our decision to leverage a portion of our excess capital commencing in the second quarter and to similarly invest the subordinated debt proceeds during the third quarter. We were able to fund the growth in earning assets primarily with lower cost core deposits and, to a lesser extent, short-term borrowings, which positively impacted net interest income. However, security yields were negatively impacted since these purchases, coupled with the reinvestment of portfolio cash flows, were at yields significantly below the existing portfolio's average yield. Prepayment activity during the latter part of 2002 has shortened the anticipated life of our mortgage backed securities. This required us to accelerate the premium amortization also lowering portfolio yields and net interest income (See "Management's Discussion and Analysis - Securities" for additional information).

During 2002, interest expense declined by $96.3 million, or 22% to $347.6 million when compared to $443.9 million in 2001, while our overall funding costs were reduced by 125 basis points to 2.50% during this same period. The current interest rate environment reduced our funding costs since our interest bearing liabilities are primarily short-term in nature. The continued growth in lower cost core deposits, especially interest free demand deposits, has also positively impacted our funding costs. Partially offsetting the decline in interest expense during 2002 was a $2.1 billion, or 17% increase in average interest bearing liabilities.

Growth in average demand deposits of $779.3 million or 36% to $2.9 billion during 2002 had a positive impact on our net interest margin. At December 31, 2002, demand deposits represented 26% of total deposits. Average Savings, NOW and Money Market deposits increased $1.4 billion, or 31% to $6.0 billion during 2002. During this same period, the corresponding cost of funds declined by 69 basis points to 1.05%. Average time deposits remained unchanged at $3.2 billion during 2002, while the related cost of funds declined by 213 basis points to 2.58%.

The continued growth in core deposits is due in large measure to our focused effort on expanding our branch network, an emphasis on developing deposit relationships with borrowers within the over consolidated market that we operate in. Additionally, the use of incentive compensation plans, the introduction of new cash management products and services, and the maturity of previously acquired branches also contributed to this growth.

Average total borrowings increased by $686.8 million, or 17%, to $4.7 billion during 2002, while related borrowing costs declined by 98 basis points to 4.31%. Borrowing levels were impacted by our decision to fund a portion of the the growth in securities with short-term borrowings and the subordinated debt proceeds. We also benefited from the use of interest rate swaps to convert $200 million in capital securities from their stated fixed rates to variable rates indexed to LIBOR during 2002. These swaps reduced interest expense by $5.5 million in 2002 as the related cost of funds declined 245 basis points to 5.96% as compared to 8.41% for 2001 (See "Notes to Consolidated Financial Statements - Footnote 10-Capital Securities" for additonal information).

The decision to maintain a higher level of short-term repurchase agreements and Federal Home Loan Bank advances has favorably impacted the net interest margin. Certain repurchase agreements and advances totaling $1.4 billion had previously been extended and their costs fixed through the use of interest rate swaps. The impact of these swaps was to increase interest expense in 2002 and 2001 by $32.8 million and $7.3 million, respectively. (See "Notes to Consolidated Financial Statements - Note 17 - Derivative Financial Instruments" for addtional information).

Provision and Allowance for Loan Losses

The allowance for loan losses is available to cover probable losses inherent in the current loan portfolio. Loans, or portions thereof, deemed uncollectible are charged to the allowance for loan losses, while recoveries, if any, of amounts previously charged off are added to the allowance. Amounts are charged off after giving consideration to such factors as the customer's financial condition, underlying collateral values and guarantees, and general economic conditions.

The evaluation process for determining the adequacy of the allowance for loan losses and the periodic provisioning for estimated losses included in the consolidated financial statements is undertaken on a quarterly basis, but may increase in frequency should conditions arise that would require our prompt attention. Conditions giving rise to such action are business combinations, opportunities to dispose of non-performing and marginally performing loans by bulk sale or any development which may indicate an adverse trend.

Recognition is also given to the changed risk profile resulting from previous business combinations, customer knowledge, the results of the ongoing credit-quality monitoring processes and the cyclical nature of economic and business conditions. An important consideration in applying these methodologies is the concentration of real estate related loans located in the New York metropolitan area.

The methodology employed for assessing the appropriateness of the allowance consists of the following criteria:

- Establishment of reserve amounts for all specifically identified criticized loans, including those arising from business combinations and those that have been designated as requiring special attention by our internal loan review program, bank regulatory examinations or our external auditors.
- An average loss experience factor is applied to smaller balance homogenous types of loans (residential mortgages and consumer loans) not subject to specific review.
- An allocation to the remaining loans giving effect to historical loss experience, cyclical trends and current economic conditions.

The initial allocation or specific-allowance methodology commences with loan officers and underwriters grading the quality of their loans on a risk classification scale ranging from 1 - 8. Loans identified from this process as below investment grade are referred to our independent Loan Review Department ("LRD") for further analysis and identification of those factors that may ultimately affect the full recovery or collectibility of principal and/or interest. These loans are subject to continuous review and monitoring while they remain in the criticized category. Additionally, LRD is responsible for performing periodic reviews of the loan portfolio that are independent from the identification process employed by loan officers and underwriters. Loans that fall into criticized categories are further evaluated for impairment in accordance with the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan". The portion of the allowance related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate, or the fair value of the collateral for collateral dependent loans, or the observable market price of the impaired loan.

The second allocation or loss experience factor approach is applied to smaller balance homogenous loans, residential mortgages and consumer loans, is made by applying the average loss experience factor to the outstanding balances in each loan category.

The final allocation of the allowance is made by applying a loss experience factor to all loans which have not been specifically reviewed for impairment or which were not analyzed as part of a homogenous portfolio. It gives recognition to our loss experience, as well as that of acquired businesses, business cycle changes and the real estate components of loans.

Other evidentiary matter in determining the adequacy of the allowance for loan losses is the amount and trend of criticized loans, the results of regulatory examinations, peer group comparisons and economic data associated with the local real estate market.

Since many loans depend upon the sufficiency of collateral, any adverse trend in the real estate markets could seriously affect underlying values available to protect us from loss.

The following table presents the allocation of the allowance for loan losses and the related percentage of loans in each category to total loans.

(dollars in thousands)	***2002 Amount***	***% of Loans to Total Loans***	2001 Amount	% of Loans to Total Loans	2000 Amount	% of Loans to Total Loans	1999 Amount	% of Loans to Total Loans	1998 Amount	% of Loans to Total Loans
Multi-Family Mortgages	***$ 9,093***	***32%***	$ 8,577	33%	$ 8,292	35%	$ 7,172	36%	$ 9,503	38%
Residential Mortgages	***16,592***	***22***	17,741	26	17,721	28	15,552	28	14,926	29
Commercial Mortgages	***22,625***	***19***	23,588	17	20,704	16	21,083	17	23,631	17
Commercial	***29,489***	***16***	22,710	14	15,951	11	8,990	9	11,408	8
Consumer	***20,537***	***9***	17,525	8	15,564	8	14,293	9	9,880	7
Construction and Land	***6,273***	***2***	5,535	2	4,226	2	2,182	1	2,770	1
Unallocated	***10,386***	—	8,125	—	7,195	—	5,253	—	5,565	—
Total	***$114,995***	***100%***	$103,801	100%	$89,653	100%	$74,525	100%	$77,683	100%

Based upon the process employed and giving recognition to all attendant factors associated with the loan portfolio, the allowance for loan losses at December 31, 2002 is considered to be adequate.

The provision for loan losses totaled $25 million for 2002, an increase of $7.2 million when compared to $17.8 million for 2001. The allowance for loan losses increased by $11.2 million to $115 million when compared to 2001. The increases in both the provision and the allowance for loan losses is consistent with the overall growth experienced in the loan portfolio. The allowance for loan losses as a percentage of total loans, net was 1.01% at December 31, 2002, and 1.0% at December 31, 2001.

Transactions in the Allowance for Loan Losses are summarized as follows for the years ended December 31,

(dollars in thousands)	*2002*	2001	2000	1999	1998
Loans (Net of Unearned Income & Fees):					
Average Balance	*$ 10,946,247*	$9,829,856	$8,958,180	$7,319,285	$6,826,252
End of Year	*11,369,139*	10,399,691	9,394,713	7,897,688	6,889,876
Analysis of Allowance for Loan Losses:					
Balance at Beginning of Year	*$ 103,801*	$ 89,653	$ 74,525	$ 77,683	$ 80,273
Loans Charged-Off:					
Consumer	*14,794*	13,626	13,209	9,758	6,464
Commercial	*4,893*	3,581	3,349	2,382	2,567
Commercial Mortgages	*1,023*	535	350	1,104	5,225
Residential Mortgags	*567*	509	665	1,012	6,482
Multi-Family Mortgages	*16*	2	29	109	287
Construction and Land	—	—	—	—	896
Total Charge-Offs	*21,293*	18,253	17,602	14,365	21,921
Recoveries of Loans Charged-Off:					
Consumer	*6,295*	6,263	5,454	3,218	2,330
Commercial	*1,120*	1,139	918	1,151	1,149
Commercial Mortgages	*37*	137	124	690	153
Residential Mortgages	*33*	126	77	105	51
Multi-Family Mortgages	*2*	—	88	30	95
Construction and Land	—	88	—	—	57
Total Recoveries	*7,487*	7,753	6,661	5,194	3,835
Net Loans Charged-Off:	*13,806*	10,500	10,941	9,171	18,086
Provision for Loan Losses	*25,000*	17,750	17,000	6,013	15,551
Net Merger Activity	—	6,898	9,069	—	(55)
Balance at End of Year	*$ 114,995*	$ 103,801	$ 89,653	$ 74,525	$ 77,683
Ratio of Net Charge-Offs to Average Loans	*.13%*	.11%	.12%	.13%	.26%
Ratio of Allowance for Loan Losses to Non-performing Loans	*941%*	709%	601%	493%	494%

Non-Interest Income

Non-interest income, exclusive of securities, facilities, and derivative gains, rose by $24.2 million or 26% to $116.4 million for 2002 when compared to $92.2 million for 2001. This improvement was achieved through a $17.9 million, or 30% increase in customer related fees and service charges to $77.2 million, resulting from continued growth in core deposits, expansion of our customer base using fee based services, revisions to fee schedules, and the CBNY acquisition. Mortgage banking income rose $2.2 million, or 48% due to record origination volumes. Contributing to the $3.7 million or 42% growth in other operating income was revenue generated through our re-factoring company Omni Financial, a former CBNY subsidiary. We also recognized a net gain of $3.3 million in the fourth quarter on the sale of one of our facilities.

Securities gains recognized during 2002 were $4.5 million as compared to $8.7 million during 2001. During 2002, these gains resulted from the sale of mortgage backed securities, corporate bonds and certain equity securities. Security gains recognized during 2001 resulted from the sale of certain equity and capital securities.

Derivative gains of $7.9 million recorded in 2001 were due to the early termination of $1.0 billion in interest rate floor contracts.

Non-Interest Expense

Non-interest expense, exclusive of goodwill amortization, increased $74.0 million or 32% to $305.2 million for 2002. Contributing to this increase was an additional $45.3 million in employee compensation and benefits, $12.6 million in occupancy and equipment costs and $14.6 million in other operating expenses. Employee compensation and benefits rose 35% as a result of increases in incentive based compensation, rising employee benefit costs, the branch expansion program and the acquisition of CBNY. Total incentive compensation expense increased 46% representing 29% of total compensation and benefits. Increases in occupancy and equipment and other operating expenses are due in large measure to the branch expansion program, the acquisition of CBNY and costs associated with implementing new business initiatives. Also contributing to the increase in other operating expenses were costs associated with our advertising and branding campaign, including the introduction of our new corporate logo.

As discussed in the "Notes to Consolidated Financial Statements – Note 20-Recent Accounting Pronouncements", we adopted SFAS 142 on January 1, 2002. Accordingly, no goodwill amortization was recorded during 2002. Amortization expense on these assets recorded in 2001 and 2000 totaled $19.8 million and $17.9 million, respectively.

Our core efficiency ratio, representing the ratio of non-interest expense, excluding other real estate costs and other non-recurring charges, to net interest income on a tax equivalent basis and non-interest income, excluding securities gains and losses and other non-recurring income, was 31.10% in 2002, remaining substantially unchanged when compared to prior year levels.

Income Taxes

Our effective tax rate for 2002 and 2001 was substantially unchanged at approximately 34.5%. Management anticipates that the effective tax rate in 2003 will approximate 2002 levels (See "Notes to Consolidated Financial Statements – Note 12– Income Taxes" for additional information).

Loan Portfolio

Loans, net of unearned income grew $969 million or 9% to $11.4 billion during 2002. Loan demand has remained strong despite signs of a local economic downturn. We extend loans almost exclusively within our marketplace, which we define as the New York Metropolitan area, and we do not participate in nationally syndicated loan arrangements. The growth has come from all components of the portfolio, with the exception of residential mortgages.

Mortgage loans are secured by real estate in the New York Metropolitan area. The segments of the real estate portfolio are diversified in terms of risk and repayment sources. The underlying collateral is balanced between multi-family apartment buildings, residential 1-4 family homes and owner occupied/non-owner occupied commercial properties. The risks inherent in these portfolios are dependent on both regional and general economic stability, which affect property values, and our borrowers' financial well being and creditworthiness.

The continued strength in the local real estate markets has led to record property values. We periodically monitor the impact this trend has on the loan portfolio and origination pipeline. Periodic reviews of our underwriting standards are conducted to ensure that the quality of our loan portfolio is not jeopardized by unrealistic loan to value ratios or debt service levels. To date, there has been no deterioration in the performance or risk characteristics of our real estate portfolio.

The following table represents the components of the loan portfolio at December 31,

(dollars in thousands)	*2002*		2001		2000		1999		1998	
Multi-Family Mortgages	***$ 3,640,039***	***32%***	$ 3,414,209	33%	$3,316,894	35%	$2,827,272	36%	$2,656,998	38%
Residential Mortgages	***2,507,388***	***22***	2,647,190	26	2,634,030	28	2,221,779	28	1,988,184	29
Commercial Mortgages	***2,194,092***	***19***	1,766,991	17	1,503,795	16	1,327,001	17	1,173,229	17
Commercial	***1,776,419***	***16***	1,487,819	14	1,035,071	11	697,763	9	520,130	8
Consumer	***1,040,490***	***9***	876,241	8	778,218	8	752,256	9	493,966	7
Construction and Land	***232,227***	***2***	221,381	2	141,754	2	87,257	1	77,202	1
Total	***$11,390,655***	***100%***	$10,413,831	100%	$9,409,762	100%	$7,913,328	100%	$6,909,709	100%
Less:										
Unearned Income & Fees	***21,516***		14,140		15,049		15,640		19,833	
Loans, net	***$11,369,139***		$10,399,691		$9,394,713		$7,897,688		$6,889,876	

Origination activity benefited from the current interest rate environment and initiatives introduced over the last several years to expand our product offerings and attract new customers while continuing to leverage our existing customer base. Multi-family mortgage growth levels have been tempered by our decision not to compete with more aggressive pricing and/or what appear to be relaxed underwriting standards by competitors. Residential mortgages have declined, despite record origination volumes as most fixed rate originations have been sold into the secondary market. The commercial and commercial real estate portfolios have benefited from our expanded presence in the New York City market, growth in the equipment and lessor financing areas and the expansion of small business lending initiatives. Consumer loans continue to benefit from initiatives to expand the geographic footprint of our automobile financing activities combined with broadening our automobile dealer network.

The risk inherent in the real estate portfolios is minimized by the use of prudent underwriting standards and diversification in the type and location of loan collateral. Multi-family mortgages generally are for $1-$5 million and are collateralized by various types of apartment complexes located in the New York Metropolitan area. Multi-family mortgages are dependent largely on sufficient rental income to cover operating expenses and may be affected by government regulation, such as rent control regulations, which could impact the future cash flows of the property. Most multi-family mortgages do not fully amortize; therefore, the principal outstanding is not significantly reduced prior to contractual maturity. Residential mortgages represent first liens on owner occupied 1-4 family residences located primarily in our market. Commercial mortgages are secured by professional office buildings, retail stores, shopping centers and industrial developments.

Commercial loans consist primarily of loans to small and medium sized businesses, as well as loans collateralized by security interests in lease finance receivables. The commercial mortgage and commercial loan portfolios do not contain foreign loans to developing countries ("LDC"). Consumer loans are primarily issued to finance new and used automobiles and are originated through a network of automobile dealers. The credit risk in auto lending is dependent on the creditworthiness of the borrower and the value of the collateral. The average consumer loan is generally between $15-$25 thousand with a weighted average life of approximately 60 months. The consumer loan portfolio does not contain higher risk credit card or sub prime loans. Land loans are used to finance the acquisition of vacant land for future residential and commercial development. Construction loans finance the construction and rehabilitation of both residential and multi-family projects, and to a lesser extent, commercial developments. The construction and land development portfolios do not contain any high-risk equity participation loans ("AD&C" loans).

Real estate underwriting standards include various limits on loan-to-value ratios based on the type of property and consideration of the creditworthiness of the borrower, the location of the real estate, the condition and value of the security property, the quality of the organization managing the property, and the viability of the project including occupancy rates, tenants and lease terms. Additionally, underwriting standards require appraisals, periodic inspections of the properties and ongoing monitoring of operating results.

The components of non-performing assets and restructured, accruing loans are detailed below at December 31,

(dollars in thousands)	***2002***	2001	2000	1999	1998
Loans Ninety Days Past Due and Still Accruing	***$ 4,438***	$ 4,146	$ 5,777	$ 6,130	$ 7,920
Non-Accrual Loans	***7,778***	10,490	9,144	8,998	7,805
Non-Performing Loans	***12,216***	14,636	14,921	15,128	15,725
Other Real Estate	***295***	315	499	787	3,494
Non-Performing Assets	***$12,511***	$ 14,951	$15,420	$15,915	$19,219
Restructured, Accruing Loans	***$ —***	$ —	$ —	$ —	$ 2,426
Allowance for Loan Losses to Non-Performing Loans	***941%***	709%	601%	493%	494%
Allowance for Loan Losses to Total Loans, net	***1.01***	1.00	.95	.94	1.13
Non-Performing Loans to Total Loans, net	***.11***	.14	.16	.19	.23
Non-Performing Assets to Total Assets	***.06***	.09	.10	.12	.16

Loans are classified as restructured loans when management has granted, for economic or legal reasons related to the borrower's financial condition, concessions to the customer that it would not otherwise consider. Generally, this occurs when the cash flow of the borrower is insufficient to service the loan under its original terms. Loans restructured are reported as such in the year of restructuring. In subsequent reporting periods, if the loan yields a market rate of interest, is performing in accordance with the restructure terms and management expects such performance to continue, the loan is then removed from its restructured status.

The following are approximate contractual maturities and sensitivities to changes in interest rates of certain loans, exclusive of non-commercial real estate mortgages, consumer and non-accrual loans as of December 31, 2002:

(in thousands)	Due Within One Year	Due After One But Within Five Years	Due After Five Years	Total
Types of Loans:				
Multi-Family Mortgages	$ 323,636	$1,502,515	$1,813,784	$3,639,935
Commercial Mortgages	861,990	853,773	477,695	2,193,458
Commercial	1,013,322	737,789	23,250	1,774,361
Construction & Land	206,039	26,188	—	232,227
Total	$2,404,987	$3,120,265	$2,314,729	$7,839,981
Rate Provisions:				
Amounts with Fixed Interest Rates	$ 203,080	$2,682,698	$2,256,110	$5,141,888
Amounts with Adjustable Interest Rates	2,201,907	437,567	58,619	2,698,093
Total	$2,404,987	$3,120,265	$2,314,729	$7,839,981

Securities

The tables that follow depict the amortized cost, contractual maturities and approximate weighted average yields (on a tax equivalent basis) of the available-for-sale and held-to-maturity securities portfolios at December 31, 2002, respectively:

Available-for-Sale[1]

(dollars in thousands) Maturity	U.S. Treasury Securities	Yield	State & Municipal Obligations	Yield	U.S. Government Agencies' Obligations	Yield	Other Securities	Yield	Total	Yield
Within 1 Year	$34,927	1.65%	$153,185	2.92%	$30,210	3.26%	—	—	$ 218,322	2.76%
After 1 But Within 5 Years	—	—	77,972	7.55	—	—	$ 39,959	6.20%	117,931	7.09
After 5 But Within 10 Years	—	—	116,375	7.62	1,912	8.75	61,580	8.26	179,867	7.85
After 10 Years	—	—	28,888	8.06	—	—	406,670	6.14	435,558	6.27
Subtotal	34,927	1.65%	376,420	5.73%	32,122	3.59%	508,209	6.40%	951,678	5.87%
Collateralized Mortgage Obligations									6,790,951	5.01
Agency Pass-Through Certificates									485,240	6.85
Equity Securities									257,898	4.65
Total Securities	$34,927	1.65%	$376,420	5.73%	$32,122	3.59%	$508,209	6.40%	$8,485,767	5.20%

[1] *Unrealized gains/(losses) have been excluded for presentation purposes.*

Held-to-Maturity

(dollars in thousands) Maturity	State & Municipal Obligations	Yield	Other Securities	Yield	Total	Yield
Within 1 Year	$10,455	7.11%	$ 80	5.92%	$ 10,535	7.10%
After 1 But Within 5 Years	20,845	7.10	8,721	6.77	29,566	7.00
After 5 But Within 10 Years	19,843	6.79	1,175	3.35	21,018	6.60
After 10 Years	1,053	6.28	—	—	1,053	6.28
Subtotal	52,196	6.97%	9,976	6.36%	62,172	6.87%
Collateralized Mortgage Obligations					113,501	5.66
Agency Pass-Through Certificates					132,205	5.44
Total Securities	$52,196	6.97%	$ 9,976	6.36%	$307,878	5.81%

The following table shows the securities portfolio composition for the two years ended December 31,

(in thousands)	***2002***	2001
Collateralized Mortgage Obligations	***$ 6,955,950***	$ 3,890,261
Agency Pass-Through Certificates	***635,410***	942,203
State & Municipal Obligations	***435,486***	250,020
Equity Securities	***259,092***	223,006
U.S. Treasury & Government Agencies	***67,544***	87,084
Other Securities	***510,288***	360,948
Total Securities	***$ 8,863,770***	$ 5,753,522

Securities growth, primarily mortgage-backed securities ("MBS"), resulted from our decision to leverage a portion of our excess capital (See "Management's Discussion and Analysis - Net Interest Income" for additional information). MBS's represent securities guaranteed by FHLMC, GNMA or FNMA and collateralized mortgage-backed obligations ("CMO's") backed by government agency securities or whole loans. CMO's, by virtue of the underlying collateral or structure, are AAA rated and conservative current pay sequentials or PAC structures. These securities represent 85% of the total securities portfolio and provide continuous sources of cash flow that are impacted by changes in interest rates.

Our strategy for managing the MBS portfolio is to maintain a short weighted average life and duration. This short average life provides us with significant cash flow to proactively manage in changing market conditions. Cash flows may be reinvested into securities at current market rates, utilized to pay off short term borrowings, and/or fund future loan growth (See "Management's Discussion and Analysis - Asset/Liability Management" for additional information). The weighted average life and duration of the MBS portfolio was 2.1 and 1.9 years, respectively, and 2.4 and 2.1 years, respectively, at December 31, 2002 and 2001.

MBS yields reflected in the tables above are impacted by changes in interest rates and related prepayment activity. Given our current portfolio composition, in a rising interest rate environment, related prepayment activity should decrease, extending their weighted average lives. Accordingly, we would be required to amortize net premiums into income over a longer period of time, thereby increasing MBS yields and net interest income. Conversely, the opposite would occur in a declining interest rate environment. At December 31, 2002, net premiums represented approximately 1% of the outstanding balance of CMO's.

Equity securities maintained in the available-for-sale portfolio were comprised principally of Federal Home Loan Bank common stock, and common and preferred stock of certain publicly traded companies. Other securities maintained in the available-for-sale portfolio consist of capital securities (trust preferred securities) of certain financial institutions and corporate bonds.

Deposits

Our most significant funding source continues to be core customer deposits gathered through our branch network. The following table shows the classification of the average deposits and average rates paid for each of the last three years ended December 31,

	2002		2001		2000	
(in thousands)	*Average Balance*	*Average Rate*	Average Balance	Average Rate	Average Balance	Average Rate
Demand	***$ 2,919,719***	**—**	$ 2,140,417	—	$1,774,091	—
Savings	***3,388,120***	***.85%***	2,960,099	1.58%	2,917,475	1.94%
NOW & Money Market	***2,637,158***	***1.30***	1,656,697	2.02	1,165,912	1.96
Time	***3,220,899***	***2.58***	3,252,655	4.71	2,926,780	5.13
Total	***$12,165,896***	***1.20%***	$10,009,868	2.33%	$8,784,258	2.62%

At December 31, 2002, total deposits increased $1.9 billion or 17% to $13.2 billion, considerably higher than the average deposit balances reflected in the foregoing table. In recent years, the emphasis has been toward a de novo branch expansion program supplemented by strategic acquisitions such as CBNY. Our primary goal is expansion in the borough of Manhattan where growth has outpaced all other regions. We have also identified certain strategic areas within our existing footprint for expansion. Manhattan deposits comprised 18% of total deposits and accounted for 42% of deposit growth during 2002. We believe that this over consolidated, yet fragmented market provides greater opportunities to grow our commercial banking business. The following table presents the composition of total deposits, while more specifically highlighting Manhattan, for the three years ended December 31,

(dollars in thousands)

	2002	2001	2000
Manhattan Deposits:			
Demand	*$ 703,290*	$ 478,875	$ 234,339
Interest Bearing	*1,725,925*	1,156,694	842,121
Total	*$ 2,429,215*	$ 1,635,569	$ 1,076,460
All Other Locations:			
Demand	*$ 2,714,244*	$ 2,223,878	$ 1,790,910
Interest Bearing	*8,049,071*	7,443,859	6,301,825
Total	*$10,763,315*	$ 9,667,737	$ 8,092,735
Total Deposits:			
Demand	*$ 3,417,534*	$ 2,702,753	$ 2,025,249
Interest Bearing	*9,774,996*	8,600,553	7,143,946
Total	*$13,192,530*	$11,303,306	$ 9,169,195
Number of Manhattan Branches	*23*	18	5

Commercial demand deposit balances now total $2.2 billion or 63% of total demand deposits as compared to $1.7 billion or 61% of total demand deposits at December 31, 2001.

Additional factors contributing to the overall growth in deposits has been the introduction of new cash management products and an emphasis on developing deposit relationships with borrowers. The use of incentive compensation plans and the maturity of previously acquired branches also contributed to this growth.

At December 31, 2002, we had 171 branch locations. We plan to open additional branches in 2003, including at least three in Manhattan and one in New Jersey, where we have recently received regulatory approval to enter the state. We believe that deposits should continue to grow in 2003 with the addition of these new branches and the maturation of existing branches.

Asset/Liability Management

The net interest margin is directly affected by changes in the level of interest rates, the relationship between rates, the impact of interest rate fluctuations on asset prepayments, the level and composition of assets and liabilities, and the credit quality of the loan portfolio. Our asset/liability objective is to maintain a strong, stable net interest margin, to utilize our capital effectively without taking undue risks, and to maintain adequate liquidity.

The risk assessment program includes a coordinated approach to the management of liquidity, capital, and interest rate risk. This process is governed by policies and limits established by senior management, which are reviewed at least annually by the Board of Directors. The Asset/Liability Committee of the Board of Directors ("ALCO") provides guidance for asset/liability activities. ALCO periodically evaluates the impact of changes in market interest rates on interest earning assets and interest bearing liabilities, net interest margin, capital and liquidity, and evaluates management's strategic plan. The balance sheet structure is primarily short-term with most assets and liabilities repricing or maturing in less than five years. We monitor the sensitivity of net interest income by utilizing a dynamic simulation model complemented by a traditional gap analysis.

The simulation model measures the volatility of net interest income to changes in market interest rates. Simulation modeling involves a degree of estimation based on certain assumptions that we believe to be reasonable. Factors considered include contractual maturities, prepayments, repricing characteristics, deposit retention and the relative sensitivity of assets and liabilities to changes in market interest rates and cash flows from derivative instruments.

The Board has established certain policy limits for the potential volatility of net interest income as projected by the simulation model. Volatility is measured from a base case where rates are assumed to be flat and is expressed as the percentage change, from the base case, in net interest income over a 12-month period. As of December 31, 2002, we were operating within policy limits.

The simulation model is kept static with respect to the composition of the balance sheet and, therefore does not reflect our ability to proactively manage in changing market conditions. We may choose to extend or shorten the maturities of our funding sources and redirect cash flows into assets with shorter or longer durations. We may also use certain derivative instruments to reduce the repricing mismatches of our assets and liabilities, including interest rate swaps, interest rate caps/floors, and interest rate collars.

The assumptions used are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on net interest income. Actual results may differ significantly from those presented due to the timing, magnitude and frequency of interest rate changes; changes in market conditions and interest rate differentials (spreads) between maturity/repricing categories, prepayments, and any actions, which we may take to counter such changes.

The following table reflects the estimated change in net interest income based on a gradual increase and decrease in interest rates over a twelve-month period.

(dollars in millions)	Changes in Net Interest Income	
Change in Interest Rates	$ Change	% Change
+ 200 Basis Points	$ 6.1	.71%
+ 100 Basis Points	4.1	.48
- 100 Basis Points	(1.9)	(.22)

The traditional gap analysis complements the income simulation modeling, primarily focusing on the longer-term structure of the balance sheet. The gap analysis does not assess the relative sensitivity of assets and liabilities to changes in interest rates and also fails to account for the imbedded options, caps and floors, if any.

The gap analysis is prepared based on the maturity and repricing characteristics of interest earning assets and interest bearing liabilities for selected time periods. The mismatch between repricings or maturities within a time period is commonly referred to as the "gap" for that period. A positive gap (asset sensitive), where interest-rate sensitive assets exceed interest-rate sensitive liabilities, generally will result in the net interest margin increasing in a rising rate environment and decreasing in a falling rate environment. A negative gap (liability sensitive) will generally have the opposite results on the net interest margin.

The following table reflects the repricing of the balance sheet, or "gap" position at December 31, 2002.

(dollars in thousands)	0-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Total
Interest Earning Assets:						
Money Market Investments	$ 27,613	$ —	$ —	$ —	$ —	$ 27,613
Securities[1]	1,940,596	1,440,477	2,061,608	2,736,100	614,864	8,793,645
Loans, net[2][3]	2,301,189	641,530	1,075,501	5,058,405	2,284,736	11,361,361
Total Interest Earning Assets	4,269,398	2,082,007	3,137,109	7,794,505	2,899,600	20,182,619
Interest Bearing Liabilities:						
Savings, NOW and Money Market Deposits[4]	$ 333,576	$ 2,227,994	$ —	$ —	$ 4,226,388	$ 6,787,958
Time Deposits	1,349,198	608,626	594,594	433,845	775	2,987,038
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	2,976,000	—	—	350,000	525,000	3,851,000
Federal Home Loan Bank Advances	700,000	—	—	700,000	150,000	1,550,000
Subordinated Debt	—	—	—	150,000	349,140	499,140
Capital Securities	—	—	—	—	268,926	268,926
Total Interest Bearing Liabilities	5,358,774	2,836,620	594,594	1,633,845	5,520,229	15,944,062
Gap before Derivatives	(1,089,376)	(754,613)	2,542,515	6,160,660	(2,620,629)	
Derivative Instruments Notional Amounts	1,225,000	(850,000)	—	(500,000)	125,000	
Cumulative Difference Between Interest Earning Assets and Interest Bearing Liabilities after Derivatives	$ 135,624	$ (1,468,989)	$1,073,526	$6,734,186	$ 4,238,557	
Cumulative Difference as a Percentage of Total Assets	.63%	(6.86%)	5.01%	31.45%	19.79%	

[1] *Based upon (a) contractual maturity, (b) repricing date, if applicable, and (c) projected repayments of principal based upon experience. Amounts represent amortized cost.*
[2] *Based upon (a) contractual maturity, (b) repricing date, if applicable, and (c) estimated principal prepayments.*
[3] *Excludes non-accrual loans totaling $7.8 million.*
[4] *Interest-bearing deposits without stated maturities are assigned to categories based on observed historical rate sensitivity. In order to represent the observed rate sensitivity of these deposits in the gap table, 40% of the savings and money market balances were placed in the "91-180 Days" category and 50% of the NOW in the "0-90 Days" category. The remainder of the balances were assigned to the "Over 5 Years" category in order to represent the relative insensitivity of these deposit products to changes in short-term rates.*

As part of our overall interest rate risk management strategy, we periodically use derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The interest rate risk management strategy at times involves modifying the repricing characteristics of certain assets and liabilities utilizing interest rate swaps, caps and floors.

At December 31, 2002, $1.4 billion in pay fixed swaps, designated as cash flow hedges were outstanding changing the repricing characteristics of certain borrowings. These agreements require us to make periodic fixed rate payments, while receiving periodic variable rate payments indexed to the three month LIBOR rate based on a common notional amount and maturity date. These swaps have original maturities of up to 10 years and, as of December 31, 2002, had an unrealized loss of $38.6 million which was recorded as a component of other liabilities (the net of tax balance of $22.0 million was reflected as a component of other comprehensive income). $200 million in pay floating swaps designated as fair value hedges were also outstanding at December 31, 2002. The $200 million of pay floating swaps were used to change the repricing characteristics of a comparable amount of capital securities from their stated fixed rates to variable rates indexed to LIBOR. The swaps contain imbedded call options held by the counterparty and are exercisable in approximately five years, the terms of which are identical to the call provisions contained in the capital securities. At December 31, 2002, the fair value adjustment on these agreements was $24.5 million and is reflected as a component of other assets. The carrying value of the capital securities also reflected a fair value adjustment of $24.5 million, increasing the reported amount from $244.4 million to $268.9 million at December 31, 2002.

The credit risk associated with these derivative instruments is the risk of non-performance by the counterparty to the agreements. However, management does not anticipate non-performance by any of the counterparties and monitors/controls the risk through its asset/liability management procedures. (See "Notes to Consolidated Financial Statements – Note 17 – Derivative Financial Instruments" for additional information).

Liquidity Risk Management

The objective of liquidity risk management is to ensure the ability of North Fork and its subsidiaries to meet their financial obligations and capitalize on new business opportunities. These obligations include the payment of deposits on demand or at their contractual maturity, the repayment of borrowings as they mature and the ability to fund new and existing loans and investments as opportunities arise.

Our principal source of funds is dividends from our subsidiaries, primarily from North Fork Bank. There are various legal and regulatory limitations under applicable federal and state banking law on the extent to which banking subsidiaries can finance or otherwise supply funds to their holding companies. At December 31, 2002, total dividend capability from our banking subsidiaries was $606 million. North Fork Bank with its current balance sheet structure, had the ability to dividend approximately $350 million while still meeting the criteria for designation as a well-capitalized institution under existing capital guidelines (See "Managements' Discussion and Analysis - Capital" for additional information). Additional sources of liquidity include borrowings, the sale of available-for-sale securities, and funds available through the capital markets.

Core customer deposits are the primary source of liquidity for our banking subsidiaries. Other sources of liquidity for our banking subsidiaries include loan and security principal repayments and maturities, lines-of-credit with other financial institutions, the ability to borrow under repurchase agreements, Federal Home Loan Bank ("FHLB") advances utilizing unpledged mortgage backed securities and certain mortgage loans, the sale of available-for-sale securities and the securitization or sale of loans.

Our banking subsidiaries currently have the ability to borrow an additional $7.7 billion on a secured basis, utilizing mortgage related loans and securities as collateral. At December 31, 2002, our banking subsidiaries had $3.0 billion in advances and short-term repurchase agreements outstanding with the FHLB.

Our bank subsidiaries also have arrangements with various correspondent banks providing short-term credit for regulatory liquidity requirements. These lines of credit aggregated $1.1 billion at December 31, 2002.

We continually monitor our liquidity position as well as the liquidity positions of our banking subsidiaries and believe that sufficient liquidity exists to meet all of our operating requirements.

Capital

We are subject to the risk based capital guidelines administered by bank regulatory agencies. The guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under these guidelines, assets and certain off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk weighted assets and certain off-balance sheet items. The guidelines require all banks and bank holding companies to maintain a minimum ratio of total risk based capital to total risk weighted assets ("Total Risk Adjusted Capital") of 8%, including Tier 1 capital to total risk weighted assets ("Tier 1 Capital") of 4% and a Tier 1 capital to average total assets ("Leverage Ratio") of at least 4%. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that, if undertaken, could have a direct material effect on our consolidated financial statements.

The regulatory agencies recently adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agencies' determination of a banking institution's capital adequacy. The amendments require institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk.

As of December 31, 2002, the most recent notification from the various regulators categorized the Company and its bank subsidiaries as well capitalized under the regulatory framework for prompt corrective action. Under the capital adequacy guidelines, a well capitalized institution must maintain a Total Risk Adjusted Capital ratio of at least 10%, a Tier 1 Capital Ratio of at least 6%, a Leverage Ratio of at least 5%, and not be subject to any written order, agreement or directive. There are no conditions or events since such notifications that management believes have changed this classification.

The following table sets forth the Company's regulatory capital at December 31, 2002 and 2001:

(dollars in thousands)	*2002*		2001	
	Amount	***Ratio***	Amount	Ratio
Tier 1 Capital	***$ 1,316,986***	***11.43%***	$ 1,243,757	11.82%
Regulatory Requirement	***460,797***	***4.00***	420,870	4.00
Excess	***$ 856,189***	***7.43%***	$ 822,887	7.82%
Total Risk Adjusted Capital	***$ 1,931,659***	***16.77%***	$ 1,348,092	12.81%
Regulatory Requirement	***921,593***	***8.00***	841,739	8.00
Excess	***$ 1,010,066***	***8.77%***	$ 506,353	4.81%
Risk Weighted Assets	***$ 11,519,913***		$ 10,521,741	

The Company's Leverage Ratio at December 31, 2002 was 6.46%. North Fork Bank's Tier 1, Total Risk Based and Leverage Ratios were 12.02%, 13.04%, and 6.73%, respectively, at December 31, 2002. Superior's Tier 1, Total Risk Based and Leverage Ratios were 16.52%, 16.89%, and 7.20%, respectively, at December 31, 2002.

In August 2002, we issued $350 million aggregate principal amount of 5.875% subordinated debt and $150 million aggregate amount of 5% fixed rate/floating rate subordinated debt. Both series of notes qualify as Tier 2 Regulatory Capital. (See "Notes to Consolidated Financial Statements - Note 9 - Subordinated Debt" for additional information).

On December 17, 2002, the Board of Directors increased the quarterly cash dividend to $.27 from $.25 per common share. The dividend is payable February 18, 2003, to shareholders of record at the close of business January 24, 2003.

On January 28, 2003, the Board of Directors approved a 5 million share increase to its previously announced share repurchase program. This approval brought the remaining shares authorized for repurchase to approximately 6.7 million, or 4% of the common shares presently outstanding. During 2002, 6.0 million shares had been repurchased at an average cost of $34.56.

The principal source of funds for the Company is dividends from North Fork Bank. There are various legal and regulatory limitations under federal and state law on the extent to which banking subsidiaries can finance or otherwise supply funds to their holding companies.

Federal Reserve Board policy provides that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial condition. In addition, among other things, dividends from a New York-chartered bank, such as North Fork Bank, are limited to the bank's net profits for the current year plus its prior two years' retained net profits.

Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be "undercapitalized" as determined by the federal bank regulatory agencies. The relevant federal regulatory agencies and the state regulatory agency, the Banking Department, also have the authority to prohibit a bank or bank holding company from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Sarbanes-Oxley Act of 2002 was signed into law. The Act imposes new significant responsibilities on publicly held companies, particularly in the area of corporate governance. We have carefully reviewed the Act, and are monitoring and responding to the various implementing regulations that have been issued, and continue to be issued, by the Securities and Exchange Commission and The New York Stock Exchange. We have already instituted procedures to address some of the Act's specific concerns and will continue to adapt the company's governance structure to the mandates of the law as interpreted by the regulatory authorities in upcoming periods. We have always emphasized best practices in corporate governance, as the most effective way of assuring stockholders that their investment is being properly managed and their interests remain paramount.

COMPARISON BETWEEN 2001 AND 2000

Net income for 2001 was $331.5 million or diluted earnings per share of $2.05 compared to $278.1 million or diluted earnings per share of $1.65 for 2000, adjusted for non-recurring charges and expenses associated with the JSB acquisition and the unsuccessful attempt to acquire Dime Bancorp. Net income and diluted earnings per share in 2000, including these charges, was $234.8 million and $1.39, respectively.

Net Interest Income

Net interest income rose $94.0 million or 16% to $666.0 million, while the net interest margin improved 44 basis points to 4.69% in 2001. The improvement in both net interest income and net interest margin was due to the execution of our business strategy and the impact of significantly lower market interest rates. This strategy included adding core deposits and increasing our market share, with an emphasis on Manhattan, by opening several new branches and adding the former CBNY locations to our distribution system. In addition, we increased the level of higher yielding loans and repositioned the asset/liability mix during 2000 to benefit from the anticipated declines in market interest rates.

During 2001, the Federal Reserve reduced short-term interest rates by 450 basis points to provide stimulus to the weakening economy, positively impacted our margins. This interest rate environment contributed to: (a) increased loan demand, as borrowers' interest costs have declined; (b) growth in core deposit balances, as consumers sought to reduce their equity investment exposure; and (c) a reduction in our overall borrowing costs.

During 2001, average interest earning assets grew by $823 million, while the yield declined 16 basis points to 7.72%. As a result, interest income rose $37.3 million or 3.5% to $1.1 billion in 2001, primarily due to the growth in higher yielding loans.

Average loan balances grew by $871.7 million or 10% to $9.8 billion during 2001, as loan yields declined 20 basis points to 7.96%. Strong growth was experienced in substantially all loan categories. Loan growth has provided opportunities for deposit growth as many loan products require mandatory levels of compensating deposit balances. Loans represented 67.2% of average interest earning assets during 2001 as compared to 64.9% during 2000.

Average securities, comprised primarily of mortgage-backed securities, experienced a modest decline of $42.1 million or 1% to $4.7 billion during 2001, as yields declined 9 basis points to 7.27% for 2001. Mortgage-backed securities provide periodic cash flows and are subject to accelerated prepayments in times of declining interest rates. The modest decline in both average securities and yield was achieved through portfolio cash flows being reinvested in a timely manner.

The growth in higher yielding loans along with the timely reinvestment of securities portfolio cash flows caused asset yields to remain relatively high. The margin improvement was also driven by the rapid decline in interest expense.

Interest expense declined by $56.7 million or 11% to $443.9 million during 2001 when compared to $500.7 million during 2000, while related borrowing costs declined by 68 basis points to 3.75%. These improvements resulted mainly from restructuring borrowings to benefit from lower market interest rates, as well as the growth in lower cost core deposits.

Average savings, NOW and money market deposits increased by $533.4 million or 13% to $4.6 billion during 2001, while related funding costs declined by 21 basis points to 1.74% for 2001. Average demand deposits increased $366.3 million or 21% to $2.1 billion during 2001. At December 31, 2001, demand deposits represented 24% of total deposits, as compared to 22% at December 31, 2000. Average time deposits increased $325.9 million or 11% to $3.3 billion at a cost of funds of 4.71%. The 42 basis point decline in the cost of funds reflects the rapid decline in short-term market interest rates as discussed above.

The level of average borrowings was reduced by $322.2 million or 7% to $4.0 billion during 2001, while borrowing costs declined 100 basis points to 5.29%. We focused on funding our asset growth with lower cost core deposits. Accordingly, our absolute borrowing levels and borrowings as a percentage of overall funding declined measurably in 2001.

Provision for Loan Losses

The provision for loan losses during 2001 increased $.8 million to $17.8 million, as compared to $17.0 million for 2000. During 2000, an additional provision of $6.8 million was recorded to conform the provisioning policies of JSB and Reliance to ours and to restore post-merger reserve coverage ratios to approximate pre-merger levels.

Non-Interest Income

Non-interest income, exclusive of securities, facilities and derivative gains, rose by $5.9 million or 7% to $92.2 million for 2001 when compared to $86.3 million for 2000. The improvement in non-interest income was achieved through an $11.8 million, or 25% increase in customer related fees and service charges to $59.3 million. This resulted from the growth in core deposits, expansion of the customer base using fee based services, primarily cash management, and revisions to fee schedules. Mortgage banking income rose $.9 million, or 25% due to the increased level of refinancing activity. Offsetting this growth was a decline in investment management, commissions and trust fees and other operating income. Investment management, commissions and trust fees were adversely affected by the stock market volatility and declines in mutual fund and annuity sales activity. The decline in other operating income was due mainly to the recognition during 2000 of a $2.3 million gain on the sale of certain consumer loans and a $1.5 million gain on the sale of real estate investment properties acquired in the merger with JSB.

Securities gains recognized during 2001 were $8.7 million as compared to $3.1 million during 2000. The 2000 net gain included $19.7 million of losses from the sale of $1.1 billion in mortgage-backed securities. During 2001 and 2000, securities gains were recognized on the sale of certain equity and capital securities.

During the first quarter of 2001, derivative gains of $7.9 million were recorded due to the early termination of $1.0 billion in interest rate floor contracts. These floors were originally purchased to mitigate exposure to declines in interest rates. These floors did not meet the criteria for hedge accounting treatment under the requirements of SFAS 133. On January 1, 2001, the adoption date for SFAS 133, the fair value of these floors was $4.2 million (or $2.8 million, net of taxes).

Non-Interest Expense

In 2001, non-interest expense increased $33.5 million or 15% to $251.0 million when compared to $217.5 million for 2000, adjusted for non-recurring charges and expenses associated with the JSB acquisition and the unsuccessful attempt to acquire Dime Bancorp. Employee compensation and benefits, which represents the largest component of non-interest expense, rose by $15.8 million to $129.3 million. This resulted from increases in incentive based compensation linked to deposit growth and related fee income, annual merit awards, rising costs of employee benefits and the branch expansion program. Increases in occupancy and equipment costs of $6.1 million and other operating expenses of $9.8 million are primarily due to the branch expansion program and other costs associated with the introduction of new products and new business initiatives. The increase in goodwill amortization is primarily the result of the acquisition of Reliance in February 2000.

The core efficiency ratio was 29.70% in 2001, as compared to 29.75% for 2000.

Income Taxes

For 2001, the effective tax rate was 34.5% compared to 37.6% for the year ended 2000. During 2000, the effective tax rate was negatively impacted by the recognition of certain non-deductible merger related restructuring costs associated with the JSB merger and the recapture of acquired state and local bad debt reserves. The effective tax rate, exclusive of these items, was 34.9% for 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and Other Intangible Assets

We adopted SFAS No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired individually or with a group of other assets not constituting a business combination. Under SFAS 142, all goodwill and identifiable intangible assets recognized as having an indefinite useful life, including those acquired before its effective date, are no longer amortized but are periodically assessed for impairment. Intangible assets, having a finite life, are separately recognized and amortized over their estimated useful lives. Intangible assets with finite useful lives will continue to be reviewed for impairment in accordance with previous pronouncements.

We were required to perform an initial impairment assessment on all goodwill within the first six months of the adoption of SFAS 142 to determine if a transition impairment charge should be recognized. We completed the initial impairment assessment and determined that no impairment charge was needed.

The consolidated statements of income for the years ended December 31, 2001 and 2000, shown for comparative purposes, reclassifies amortization expense into two categories, amortization expense that would continue to be amortizable under SFAS 142 "Amortization of Identifiable Intangibles" and amortization expense that would not continue to be amortizable under SFAS 142, i.e. "Amortization of Goodwill". The consolidated balance sheets for each of the periods presented reflects the reclassification of identifiable intangible assets which are not subject to amortization under SFAS 142 (i.e. Goodwill).

Net income and earnings per share for the years ended December 31, 2001 and 2000 adjusted to exclude discontinued goodwill amortization expense, are as follows:

(in thousands except per share amounts)

	2001	2000
Net Income, as reported	$331,484	$ 234,765
Amortization of Goodwill	19,815	17,937
Net Income, as adjusted	$351,299	$ 252,702
Adjusted Earnings per Share:		
Basic	$ 2.20	$ 1.51
Diluted	2.18	1.50

At December 31, 2002, identifiable intangible assets of $16.3 million ($35.2 million original balance less $18.9 million in accumulated amortization) remain subject to future amortization. Excluding the impact of identifiable intangible assets that may arise as a result of any future transactions, the full year amount of amortization expense attributed to such assets is expected to decline over the next five years by an insignificant amount.

Acquisitions of Certain Financial Institutions

In October 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS 147"). SFAS 147 removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinions Nos.16 and 17 when a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method". SFAS 147 requires that applicable transactions be accounted for in accordance with SFAS 141 and SFAS 142. Therefore, the requirement to recognize and subsequently amortize goodwill no longer applies to acquisitions within the scope of SFAS 147. SFAS 147 also amends SFAS 144 by including long-term customer relationship intangible assets of financial institutions. The provisions of SFAS 147 became effective October 1, 2002 and accordingly, we restored previously amortized identifiable intangibles totaling approximately $550,000.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not anticipate that the adoption of this statement will have a significant effect on our consolidated financial statements.

Accounting for the Impairment or Disposal of Long-Lived Assets

Effective January 1, 2002, we adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and resolves accounting and implementation issues related to previous pronouncements. More specifically, it eliminates the allocation of goodwill to long-lived assets to be tested for impairment and details both a probability - weighted and primary asset approach to estimate cash flows in testing for impairment of a long-lived asset. Our adoption of SFAS 144 has had no effect on our consolidated financial statements.

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, and requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan.

Accounting for Stock Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS No. 148 are effective for all financial statements for fiscal years ending after December 15, 2002. We have elected not to adopt the fair value method, and continue to account for our stock-based employee compensation plans using the intrinsic value method as permitted. We have modified all financial statement disclosures for our stock-based compensation awards pursuant to the provisions of SFAS 148 (See "Notes to Consolidated Financial Statements" - Note 1 - "Summary of Significant Accounting Policies" and Footnote 14 - "Common Stock Plans" for additional information).

Accounting for Indirect Guarantees of Indebtedness of Others

In December 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses disclosures to be made by a guarantor in its financial statements about its obligations under guarantees. The applicable disclosure requirements are included in "Note 18 - Other Commitments and Contingent Liabilities" in the accompanying consolidated financial statements. FIN 45 also requires the recognition, at fair value, of a liability by a guarantor at the inception of certain guarantees issued or modified after December 31, 2002. This recognition requirement is not expected to have a material impact on our consolidated financial statements.

QUARTERLY FINANCIAL INFORMATION
(unaudited)

	2002				2001			
(in thousands, except per share amounts)	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	1st Qtr	2nd Qtr	3th Qtr	4th Qtr
Interest Income	*$ 285,799*	*$ 293,159*	*$304,902*	*$305,478*	$ 272,489	$272,860	$281,332	$283,199
Interest Expense	*86,942*	*82,738*	*88,505*	*89,375*	124,344	113,973	109,130	96,474
Net Interest Income	*198,857*	*210,421*	*216,397*	*216,103*	148,145	158,887	172,202	186,725
Provision for Loan Losses	*6,250*	*6,250*	*6,250*	*6,250*	3,750	4,000	4,500	5,500
Net Interest Income after Provision for Loan Loss	*192,607*	*204,171*	*210,147*	*209,853*	144,395	154,887	167,702	181,225
Non-Interest Income	*28,701*	*29,708*	*31,860*	*33,870*	33,043	23,869	24,923	27,060
Non-Interest Expense	*71,232*	*74,411*	*78,882*	*80,661*	57,702	59,338	63,077	70,905
Income Before Income Taxes	*150,076*	*159,468*	*163,125*	*163,062*	119,736	119,418	129,548	137,380
Provision for Income Taxes	*51,776*	*55,017*	*56,278*	*55,767*	41,309	41,199	44,694	47,396
Net Income	*$ 98,300*	*$ 104,451*	*$106,847*	*$107,295*	$ 78,427	$ 78,219	$ 84,854	$ 89,984
Earnings Per Share:								
Basic	*$ .61*	*$ .65*	*$ .67*	*$ .68*	$ .49	$ .49	$ .53	$ .56
Diluted	*.61*	*.64*	*.66*	*.67*	.49	.49	.53	.56
Common Stock Price Range:								
High	*$35.73*	*$40.55*	*$42.31*	*$39.73*	$26.11	$32.00	$33.48	$32.49
Low	*31.73*	*34.79*	*34.97*	*33.33*	23.00	25.10	26.20	27.00

Forward-Looking Statements

This document, including information incorporated by reference, contains "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995). In addition, senior management may make forward-looking statements verbally to analysts, investors, the media and others. These forward-looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning, or future or conditional verbs such as "will", "would", "should", "could", or "may".

Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, expected or anticipated revenues, results of operations and our business, with respect to:

- projections of revenues, income, earnings per share, capital expenditures, liabilities, dividends, capital structure, or other financial items;
- descriptions of plans or objectives of management for future operations, products, or services, including pending acquisition transactions;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors, many of which are beyond our control, that could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements.

Factors which could cause or contribute to such differences include but are not limited to changes in:

- general business and economic conditions on both a regional and national level
- worldwide political and social unrest, including acts of war and terrorism
- increased competition in the products and services we offer and the markets in which we conduct our business
- the interest rate environment
- fluctuations in the capital markets, which may directly or indirectly affect our asset portfolio
- legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry
- technological changes, including the impact of the Internet
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board
- accounting principles, policies, practices or guidelines

Any forward-looking statements made in this report or incorporated by reference in this report are made as of the date of this report, and, except as required by applicable law, we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements.

Consolidated Statements of Income

For the Years Ended December 31, *(in thousands, except per share amounts)*	***2002***	2001	2000
Interest Income:			
Loans	***$ 800,934***	$ 781,408	$ 730,051
Mortgage-Backed Securities	***337,279***	268,598	274,459
State & Municipal Obligations	***12,257***	8,744	4,378
Other Securities	***38,117***	48,851	60,041
Money Market Investments	***751***	2,279	3,671
Total Interest Income	***1,189,338***	1,109,880	1,072,600
Interest Expense:			
Savings, NOW & Money Market Deposits	***63,133***	80,102	79,559
Time Deposits	***57,218***	111,520	116,987
Certificates of Deposit, $100,000 & Over	***25,965***	41,591	33,229
Federal Funds Purchased & Securities Sold Under Agreements to Repurchase	***96,889***	104,098	155,126
Federal Home Loan Bank Advances	***77,767***	86,050	95,707
Subordinated Debt	***11,558***	—	—
Capital Securities	***15,030***	20,560	20,054
Total Interest Expense	***347,560***	443,921	500,662
Net Interest Income	***841,778***	665,959	571,938
Provision for Loan Losses	***25,000***	17,750	17,000
Net Interest Income after Provision for Loan Losses	***816,778***	648,209	554,938
Non-Interest Income:			
Customer Related Fees & Service Charges	***77,197***	59,308	47,543
Investment Management, Commissions & Trust Fees	***16,708***	16,239	18,110
Mortgage Banking Operations	***6,864***	4,633	3,722
Check Cashing Fees	***2,893***	3,075	2,776
Other Operating Income	***12,706***	8,968	14,175
Securities Gains, net	***4,517***	8,729	3,138
Gain on Sale of Facilities, net	***3,254***	—	13,049
Derivative Gains	—	7,943	—
Total Non-Interest Income	***124,139***	108,895	102,513
Non-Interest Expense:			
Employee Compensation & Benefits	***174,558***	129,279	113,515
Occupancy & Equipment, net	***55,883***	43,274	37,169
Other Operating Expenses	***70,937***	56,355	46,534
Amortization of Identifiable Intangibles	***3,808***	2,299	2,326
Amortization of Goodwill	—	19,815	17,937
Merger Related Activity Charges	—	—	63,999
Total Non-Interest Expense	***305,186***	251,022	281,480
Income Before Income Taxes	***635,731***	506,082	375,971
Provision for Income Taxes	***218,838***	174,598	141,206
Net Income	***$ 416,893***	$ 331,484	$ 234,765
Earnings Per Share – Basic	***$2.61***	$2.08	$1.40
Earnings Per Share – Diluted	***$2.58***	$2.05	$1.39

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

At December 31, *(in thousands, except per share amounts)*	*2002*	2001
Assets:		
Cash & Due from Banks	*$ 396,725*	$ 333,250
Money Market Investments	*27,613*	17,684
Securities:		
Available-for-Sale ($3,639,853 pledged in 2002; $1,618,979 in 2001)	*8,555,892*	5,043,557
Held-to-Maturity ($167,829 pledged in 2002; $468,628 in 2001) (Fair Value $317,289 in 2002; $714,876 in 2001)	*307,878*	709,965
Total Securities	*8,863,770*	5,753,522
Loans, Net of Unearned Income	*11,369,139*	10,399,691
Less: Allowance for Loan Losses	*114,995*	103,801
Net Loans	*11,254,144*	10,295,890
Premises & Equipment	*132,529*	110,779
Accrued Income Receivable	*104,719*	93,400
Goodwill	*407,132*	407,134
Identifiable Intangibles	*16,332*	20,140
Other Assets	*210,137*	200,304
Total Assets	*$21,413,101*	$17,232,103
Liabilities and Stockholders' Equity:		
Demand Deposits	*$ 3,417,534*	$ 2,702,753
Savings Deposits	*3,440,573*	3,131,471
NOW & Money Market Deposits	*3,347,385*	2,037,518
Time Deposits	*1,949,559*	2,340,883
Certificates of Deposit, $100,000 & Over	*1,037,479*	1,090,681
Total Deposits	*13,192,530*	11,303,306
Federal Funds Purchased & Securities Sold Under Agreements to Repurchase	*3,851,000*	2,142,182
Federal Home Loan Bank Advances	*1,550,000*	1,550,000
Subordinated Debt	*499,140*	—
Capital Securities	*268,926*	244,364
Due to Brokers	*105,227*	200,602
Accrued Expenses & Other Liabilities	*432,225*	354,641
Total Liabilities	*$19,899,048*	$15,795,095
Stockholders' Equity:		
Preferred Stock, par value $1.00; authorized 10,000,000 shares, unissued	*$ —*	$ —
Common stock, par value $.01; authorized 500,000,000 shares; issued shares 174,580,778 in 2002 and 2001	*1,746*	1,746
Additional Paid in Capital	*377,311*	364,345
Retained Earnings	*1,590,594*	1,337,564
Accumulated Other Comprehensive Income	*17,991*	10,341
Deferred Compensation	*(70,562)*	(42,535)
Treasury Stock at cost; 15,823,746 shares in 2002; 11,692,009 shares in 2001	*(403,027)*	(234,453)
Total Stockholders' Equity	*1,514,053*	1,437,008
Total Liabilities and Stockholders' Equity	*$ 21,413,101*	$17,232,103

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2002 *(dollars in thousands, except per share amounts)*	Common Stock	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income/ (Loss)	Deferred Compensation	Treasury Stock	Total
Balance, January 1, 2000	$1,931	$560,979	$1,026,546	$(37,818)	$(28,007)	$(524,533)	$ 999,098
Net Income	—	—	234,765	—	—	—	234,765
Cash Dividends ($.72 per share)	—	—	(121,870)	—	—	—	(121,870)
Cash Dividends-Acquired Company	—	—	(4,718)	—	—	—	(4,718)
Issuance of Stock-Reliance Acquisition (17,120,638 shares)	—	(38,989)	—	—	—	357,861	318,872
Fair Value of Options-Reliance Acquisition	—	14,075	—	—	—	—	14,075
Issuance of Stock (239,828 shares)	2	2,970	—	—	—	1,160	4,132
JSB Common Stock Retired (19,687,149 shares)	(197)	(184,871)	13,539	—	—	171,529	—
Purchases of Treasury Stock (14,765,995 shares)	—	—	—	—	—	(289,931)	(289,931)
Restricted Stock Activity, net	—	640	—	—	(4,467)	7,715	3,888
Stock Based Compensation Activity, net	10	4,875	(887)	—	—	4,097	8,095
Accumulated Other Comprehensive Income	—	—	—	47,512	—	—	47,512
Balance, December 31, 2000	$1,746	$359,679	$1,147,375	$ 9,694	$(32,474)	$(272,102)	$1,213,918
Net Income	—	—	331,484	—	—	—	331,484
Cash Dividends ($.87 per share)	—	—	(141,295)	—	—	—	(141,295)
Issuance of Stock (157,508 shares)	—	1,315	—	—	—	3,141	4,456
Purchases of Treasury Stock (313,900 shares)	—	—	—	—	—	(8,051)	(8,051)
Restricted Stock Activity, net	—	5,821	—	—	(10,061)	8,939	4,699
Stock Based Compensation Activity, net	—	(2,470)	—	—	—	33,620	31,150
Accumulated Other Comprehensive Income	—	—	—	647	—	—	647
Balance, December 31, 2001	$1,746	$364,345	$1,337,564	$10,341	$(42,535)	$(234,453)	$1,437,008
Net Income	—	—	416,893	—	—	—	416,893
Cash Dividends ($1.01 per share)	—	—	(163,863)	—	—	—	(163,863)
Issuance of Stock (138,613 shares)	—	2,262	—	—	—	2,918	5,180
Purchases of Treasury Stock (6,006,500 shares)	—	—	—	—	—	(207,604)	(207,604)
Restricted Stock Activity, net	—	13,484	—	—	(28,027)	21,885	7,342
Stock Based Compensation Activity, net	—	(2,780)	—	—	—	14,227	11,447
Accumulated Other Comprehensive Income	—	—	—	7,650	—	—	7,650
Balance, December 31, 2002	***$1,746***	***$377,311***	***$1,590,594***	***$17,991***	***$(70,562)***	***$(403,027)***	***$1,514,053***

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, *(in thousands)*	*2002*	2001	2000
Cash Flows from Operating Activities:			
Net Income	***$ 416,893***	$ 331,484	$ 234,765
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Loan Losses	***25,000***	17,750	17,000
Depreciation	***13,544***	11,589	10,765
Amortization	***8,714***	5,340	4,136
Amortization of Goodwill & Identifiable Intangibles	***3,808***	22,114	20,263
Amortization of Securities Premiums	***42,397***	11,524	5,574
Accretion of Discounts and Net Deferred Loan Fees	***(50,628)***	(37,204)	(25,422)
Securities Gains, net	***(4,517)***	(8,729)	(3,138)
Derivative Gains	—	(7,943)	—
Gain on Sale of Facilities	***(3,254)***	—	(13,049)
Purchases of Trading Assets	***(16,685)***	—	—
Sales of Trading Assets	***18,091***	—	—
Other, net	***66,538***	78,083	11,329
Net Cash Provided by Operating Activities	***519,901***	424,008	262,223
Cash Flows from Investing Activities:			
Purchases of Securities Held-to-Maturity	***(551)***	(5,490)	(21,947)
Proceeds from Sales of Securities Held-to-Maturity	—	—	15,474
Maturities, Redemptions, Calls and Principal Repayments on Securities Held-to-Maturity	***401,584***	283,962	266,090
Purchases of Securities Available-for-Sale	***(7,521,643)***	(2,168,207)	(756,439)
Proceeds from Sales of Securities Available-for-Sale	***169,830***	233,890	1,831,268
Maturities, Redemptions, Calls and Principal Repayments on Securities Available-for-Sale	***3,767,435***	1,444,392	468,398
Loans Originated, Net of Principal Repayments and Charge-offs	***(1,241,114)***	(794,823)	(786,716)
Proceeds from the Sale of Loans	***275,973***	101,696	265,869
Transfers to Other Real Estate, Net of Sales	***20***	184	351
Purchases of Premises and Equipment, net	***(38,547)***	(21,732)	(15,036)
Purchase Acquisitions, net of cash acquired	—	38,592	36,858
Net Cash (Used in)/Provided by Investing Activities	***(4,187,013)***	(887,536)	1,304,170
Cash Flows from Financing Activities:			
Net Increase in Customer Deposit Liabilities	***1,889,224***	1,146,817	26,053
Net Increase/(Decrease) in Federal Funds Purchased & Securities Sold Under Agreements to Repurchase	***1,708,818***	(533,334)	(1,279,057)
Proceeds from the Issuance of Subordinated Debt	***495,929***	—	—
Purchases of Treasury Stock	***(207,604)***	(8,051)	(289,931)
Exercise of Options and Common Stock Sold for Cash	***14,240***	30,147	4,132
Cash Dividends Paid	***(160,091)***	(131,151)	(120,757)
Net Cash Provided by/(Used in) Financing Activities	***3,740,516***	504,428	(1,659,560)
Net Increase/(Decrease) in Cash and Cash Equivalents	***73,404***	40,900	(93,167)
Cash and Cash Equivalents at Beginning of the Year	***350,934***	310,034	403,201
Cash and Cash Equivalents at End of the Year	***$ 424,338***	$ 350,934	$ 310,034

For the Years Ended December 31, *(in thousands)*	***2002***	2001	2000
Supplemental Disclosures of Cash Flow Information:			
Cash Paid During the Period for:			
Interest Expense	***$ 348,547***	$ 455,955	$ 496,367
Income Taxes	***$ 136,280***	$ 128,372	$ 85,412
Securities Transferred from Held-to-Maturity to Available-for-Sale due to the Adoption of SFAS 133	*$ —*	$ 119,578	$ —
During the Year the Company Purchased Various Securities which Settled in the Subsequent Period	***$ 105,227***	$ 200,602	$ 24,737
Non-cash activity related to acquisitions not reflected above for the years ended December 31, 2001 and 2000 are as follows:			
Fair Value of Assets Acquired	*$ —*	$1,156,328	$ 2,340,970
Goodwill & Identifiable Intangible Assets	—	104,034	285,693
Common Stock Issued	—	—	(332,947)
Liabilities Assumed	*$ —*	$1,260,362	$2,293,716

[1] *In 2001, North Fork Bank acquired all of the outstanding common stock of Commercial Bank of New York for approximately $175 million in cash.*

[2] *In 2000, the Company acquired all of the outstanding common stock of Reliance Bancorp, Inc.. Each share of common stock was exchanged for 2.0 shares of the Company's common stock.*

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, (in thousands)	2002	2001	2000
Net Income	*$416,893*	$331,484	$ 234,765
Other Comprehensive Income:			
Unrealized Gains On Securities:			
Changes in Unrealized Gains Arising During the Year	*32,166*	34,197	85,547
Less: Reclassification Adjustment for Gains Included in Net Income	*(4,517)*	(8,729)	(3,138)
	27,649	25,468	82,409
Unrealized (Losses)/Gains On Derivative Instruments:			
Changes in Unrealized Gains/(Losses) Arising During the Year	*(14,229)*	(26,494)	—
Transition Gain Recognized from a Change in Accounting Principle	—	2,161	—
	(14,229)	(24,333)	—
Other Comprehensive Income, Before Income Taxes	*$ 13,420*	$ 1,135	$ 82,409
Provision for Income Taxes on Items of Other Comprehensive Income	*(5,770)*	(488)	(34,897)
Net Other Comprehensive Income	*$ 7,650*	$647	$ 47,512
Comprehensive Income	*$ 424,543*	$332,131	$ 282,277

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

North Fork Bancorporation, Inc. (the "Company") is a $21 billion multi-bank holding company headquartered in Melville, New York. The Company operates 171 branches in the New York Metropolitan area, substantially all of which are branches of North Fork Bank, a New York chartered trust company, its primary subsidiary. North Fork Bank provides a variety of banking and financial services to middle market and small business organizations, local government units and retail banking customers in the greater New York Metropolitan area. The Company's subsidiaries offer financial services and related products such as asset management, securities brokerage and sales of alternative investment products. These products are primarily offered through North Fork Bank's branch network. The Company's other banking subsidiary, Superior Savings of New England, N.A., is a nationally chartered bank that focuses on gathering deposits throughout the northeast United States.

Basis of Presentation

The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates. In the opinion of management, all adjustments have been made for a fair presentation of the results of operations in these financial statements. The Company has no unconsolidated subsidiaries or unconsolidated special purpose entities.

During 2002, $200 million of capital securities were converted from fixed to variable rates using interest rate swap agreements. As a result, the characteristics of these obligations were changed and they are reflected on the accompanying consolidated balance sheets as a component of total borrowings rather than as minority interest in a consolidated subsidiary, as previously reported. The related costs associated with these obligations, previously included as a component of non-interest expense, are now reflected on the accompanying statements of income as a component of total interest expense. This transfer had no impact on previously reported net income and earnings per share; however, it did result in adjustments to the previously reported net interest margin and core efficiency ratio. For comparative purposes, all prior periods have been adjusted to reflect this transfer.

Securities

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Securities that may be sold in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or other factors, and marketable equity securities, are classified as available-for-sale and carried at fair value. The unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of accumulated other comprehensive income, a component of stockholders' equity. Equity securities that do not have a readily determinable fair value are reported at cost. Debt and equity securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading account securities and reported at fair value. The unrealized gains and losses on trading securities are reported as a component of non-interest income. Management determines the appropriate classification of securities at the time of purchase, and at each reporting date, management reassesses the appropriateness of the classification.

Interest income on securities, including amortization of premiums and accretion of discounts, is recognized using the level yield method over the lives of the individual securities. Realized gains and losses on sales of securities are computed using the specific identification method. The cost basis of individual held-to-maturity and available-for-sale securities is reduced through write-downs to reflect other-than-temporary impairments in value.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value as either assets or liabilities on the balance sheet. The accounting for changes in the fair value of a derivative instrument is determined by whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. Hedging changes in the fair value of a recognized asset, liability, or firm commitment are classified as fair value hedges. Derivative instruments hedging exposure to variable cash flows of recognized assets, liabilities or forecasted transactions are classified as cash flow hedges.

Fair value hedges result in the recognition of gains or losses on the derivative instrument, as well as offsetting losses or gains on the hedged item, to the extent they are attributable to the hedged risk, in current earnings during the period of the change in fair values.

The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is reported in other comprehensive income, and reclassified to earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss, if any, is recognized in current earnings.

Derivative instruments not qualifying for hedge accounting treatment are recorded at fair value and classified as trading assets or liabilities with the resultant changes in fair value recognized in current earnings during the period of change.

In the event of early termination of a derivative contract, which had been designated as part of a hedging relationship, any resulting gain or loss is deferred as an adjustment to the carrying value of the assets or liabilities, against which the hedge had been designated with a corresponding offset to other comprehensive income, and reclassified to current earnings over the shorter of the remaining life of the designated assets or liabilities, or the derivative contract.

Loans

Loans are stated at the principal amount outstanding, net of unearned income and net deferred loan fees and costs. Residential mortgage loans held-for-sale are carried at the lower of aggregate cost or market value. The Company generally has commitments to sell residential mortgage loans held for sale in the secondary market. Gains or losses on sales are recognized in the statement of income under the caption "Mortgage Banking Operations". Interest income is recognized using the interest method or a method that approximates a level rate of return over the loan term. Unearned income and net deferred loan fees and costs are recognized in interest income over the loan term as a yield adjustment.

Non-Accrual and Restructured Loans

Loans are generally placed on non-accrual status when payments become 90 days past due, unless they are well secured and in the process of collection. Loans may also be placed on non-accrual status if management has doubt as to the collectibility of interest and principal prior to a loan becoming 90 days past due. Interest and fees previously accrued, but not collected, are generally reversed and charged against interest income at the time a loan is placed on non-accrual status. Interest payments received on non-accrual loans are recorded as reductions of principal if, in management's judgment, principal repayment is doubtful. Loans may be reinstated to an accrual or performing status if future payments of principal and interest are reasonably assured and the loan has a demonstrated period of performance.

Loans are classified as restructured when management has granted, for economic or legal reasons related to the borrower's financial condition, concessions to the borrower that it would not otherwise consider. Generally, this occurs when the cash flows of the borrower are insufficient to service the loan under its original terms. Restructured loans are reported as such in the year of restructuring. In subsequent reporting periods, the loan is removed from restructured status if the loan yields a market rate of interest, is performing in accordance with the restructure terms, and management expects such performance to continue.

Provision and Allowance for Loan Losses

The allowance for loan losses is available to cover probable losses inherent in the current loan portfolio. Loans, or portions thereof, deemed uncollectible are charged to the allowance for loan losses, while recoveries of amounts previously charged off are added to the allowance. Amounts are charged off after giving consideration to such factors as the customer's financial condition, underlying collateral values and guarantees, and general economic conditions.

The evaluation process for determining the adequacy of the allowance for loan losses and the periodic provisioning for estimated losses included in the consolidated financial statements is undertaken on a quarterly basis, but may increase in frequency should conditions arise that would require management's prompt attention. Conditions giving rise to such action are business combinations, opportunities to dispose of non-performing and marginally performing loans by bulk sale or any development which may indicate an adverse trend.

Recognition is also given to the changed risk profile resulting from previous business combinations, customer knowledge, the results of the ongoing credit-quality monitoring processes and the cyclical nature of economic and business conditions. An important consideration in applying these methodologies is the concentration of real estate related loans located in the New York metropolitan area.

The initial allocation or specific-allowance methodology commences with loan officers and underwriters grading the quality of their loans on a risk classification scale ranging from 1 - 8. Loans identified from this process as below investment grade are referred to the independent Loan Review Department ("LRD") for further analysis and identification of those factors that may ultimately affect the full recovery or collectibility of principal and/or interest. These loans are subject to continuous review and monitoring while they remain in the criticized category. Additionally, LRD is responsible for performing periodic reviews of the loan portfolio that are independent from the identification process employed by loan officers and underwriters. Loans that fall into criticized categories are further evaluated for impairment in accordance with the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan". The portion of the allowance related to loans that are identified as impaired, is based on discounted cash flows using the loan's effective interest rate, or the fair value of the collateral for collateral dependent loans, or the observable market price of the impaired loan.

The second allocation or loss factor approach to smaller balance homogenous loans is made by applying the average loss factor to the outstanding balances in each loan category (ie. residential mortgages and consumer loans).

The final allocation of the allowance is made by applying a loss experience factor to all loans which have not been specifically reviewed for impairment or which were not analyzed as part of a homogenous portfolio. It gives recognition to the loss experience of the Company, as well as that of acquired businesses, business cycle changes and the real estate components of loans.

Other evidentiary matter used in determining the adequacy of the allowance for loan losses is the amount and trend of criticized loans, the results of regulatory examinations, peer group comparisons and economic data associated with the Company's real estate market.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the owned asset and, for leasehold improvements, over the estimated useful life of the related asset or the lease term, whichever is shorter. Maintenance, repairs, and minor improvements are charged to non-interest expense in the period incurred.

Impairment

The Company periodically evaluates long-live assets, certain identifiable intangibles, deferred costs and goodwill for indication of impairment in value. When required, asset impairment is recorded.

Other Real Estate

Other real estate consists of property acquired through foreclosure or deed in lieu of foreclosure. Prior to foreclosure, the recorded amount of the loan is written down, if necessary, to the fair value of the real estate to be acquired by a charge to the allowance for loan losses.

Income taxes

Income taxes are provided under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

Earnings Per Share ("EPS")

Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of common shares adjusted for restricted shares outstanding during the period. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding, adjusted for restricted shares, and common stock equivalents (i.e. stock options) outstanding during the period accounted for under the treasury stock method. The weighted average number of common shares outstanding used in the computation of Basic EPS was 159,772,588, 159,563,045 and 167,214,035 for, 2002, 2001 and 2000, respectively. The weighted average number of common shares outstanding used in the computation of diluted EPS was 161,648,734, 161,381,761 and 168,530,540 for 2002, 2001 and 2000, respectively.

Accounting for Stock Based Compensation

The Company accounts for its stock-based compensation plans in accordance with the requirements specified in SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). As permitted under these statements, management has elected to apply the intrinsic value method in accounting for its option based stock compensation plans. Accordingly, compensation expense has not been recognized in the accompanying consolidated financial statements for stock based compensation plans, other than for restricted stock awards. Restricted stock awards are recorded as deferred compensation, a component of stockholders' equity, at the fair value of these awards at the date of grant and are amortized to compensation expense over the awards' specified vesting periods. Since management has elected to apply the intrinsic value method it is also required to disclose the pro-forma impact on net income and earnings per share that the fair value-based method would have had, if it was applied rather than the intrinsic value method.

Accordingly, the following table illustrates the effect on net income and earnings per share as if the fair value-based method had been applied to all outstanding awards in each period.

(dollars in thousands, except per share amounts)	***2002***	2001	2000
Net Income as Reported	***$ 416,893***	$ 331,484	$ 234,765
Add: Restricted stock expense included in net income, net of taxes	***5,535***	3,463	2,668
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of taxes	***(11,738)***	(5,780)	(3,903)
Pro-Forma Net Income	***$ 410,690***	$ 329,167	$ 233,530
Earnings Per Share:			
Basic - as Reported	***$2.61***	$2.08	$1.40
Basic - Pro-Forma	***2.57***	2.06	1.40
Diluted - as Reported	***2.58***	2.05	1.39
Diluted - Pro-Forma	***2.54***	2.04	1.39

See Footnote 14 - "Common Stock Plans" for additional disclosure as required under the provisions of these statements.

Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets (primarily core deposit intangibles) reflected on the consolidated balance sheets arose from purchase acquisitions. The Company records the assets acquired and liabilities assumed at fair value. The excess of cost over the fair value of the net assets acquired is recorded as goodwill. The Company's cost includes the consideration paid and all direct costs associated with the acquisition. Indirect costs relating to the acquisition are expensed when incurred based on the nature of the item.

Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with the provisions of SFAS 142, goodwill and identifiable intangible assets having an indefinite useful life, including those acquired before its effective date, are no longer amortized but are periodically assessed for impairment. Identifiable intangible assets having an estimated useful life are separately recognized and amortized over their estimated useful lives (See Note 18 - Recent Accounting Pronouncements for additional disclosure).

Segment Reporting

SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") requires public companies to report certain financial information about operating segments for which such information is available and utilized by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Specific information to be reported for individual operating segments includes a measure of segment profit and loss, certain specific revenue and expense items, and segment assets. As a retail bank, substantially all of the Company's operations involve the issuance of loans and the acceptance of customer deposits. Management continually evaluates the disclosure requirements and determined that disclosure is not required, as its operating segments do not meet the quantitative thresholds prescribed in SFAS 131 for all periods reported.

Statement of Cash Flows

For purposes of the accompanying consolidated statements of cash flows, cash and cash equivalents are defined as the amounts included in the consolidated balance sheets under the captions "Cash & Due from Banks" and "Money Market Investments", with contractual maturities of less than 90 days.

Cash flows associated with derivative financial instruments are classified in the accompanying consolidated statements of cash flows in the same category as the cash flows from the assets or liabilities being hedged.

NOTE 2 – BUSINESS COMBINATIONS

Commercial Bank of New York

In November 2001, North Fork Bank purchased the domestic business of Commercial Bank of New York ("CBNY") for approximately $175 million in cash. CBNY had $1.2 billion in total assets, including $310 million in loans as well as $898 million in deposits. CBNY operated from fourteen retail banking facilities, three of which were merged with existing North Fork Bank locations subsequent to the acquisition date. The primary focus of the acquisition was the addition of CBNY's nine branch locations and related customer base in the New York City borough of Manhattan.

The accompanying consolidated statements of income include the results of operations for CBNY subsequent to the acquisition date. The assets and liabilities of CBNY were recorded at estimated fair value as of the purchase date. Operating results for CBNY were not significant to the consolidated operating results; consequently, pro-forma results for CBNY are not presented.

The Company recognized non-amortizable goodwill of approximately $92.3 million and a core deposit intangible asset of $11.8 million. The core deposit intangible is being amortized over ten years using an accelerated methodology.

NOTE 3 – SECURITIES

Available-for-Sale Securities

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of available-for-sale securities were as follows at December 31,

	2002				2001			
(in thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized (Losses)*	*Fair Value*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
CMO Private Issuances	*$2,762,794*	*$27,796*	*$ (1,851)*	*$2,788,739*	$2,611,300	$43,643	$ (6,398)	$2,648,545
CMO Agency Issuances	*4,028,157*	*27,128*	*(1,575)*	*4,053,710*	827,756	13,382	(3,432)	837,706
Agency Pass-Through Certificates	*485,240*	*18,439*	*(474)*	*503,205*	709,165	8,703	(660)	717,208
U.S. Gov't. Agencies' Obligations	*32,122*	*417*	—	*32,539*	71,585	516	—	72,101
U.S. Treasury Securities	*34,927*	*78*	—	*35,005*	14,968	15	—	14,983
State & Municipal Obligations	*376,420*	*7,720*	*(850)*	*383,290*	181,645	2,049	(551)	183,143
Equity Securities [1]	*257,898*	*1,194*	—	*259,092*	221,763	2,141	(898)	223,006
Other Securities	*508,209*	*8,490*	*(16,387)*	*500,312*	362,899	3,156	(19,190)	346,865
	$8,485,767	*$91,262*	*$(21,137)*	*$8,555,892*	$5,001,081	$73,605	$(31,129)	$5,043,557

[1] *Amortized cost and fair value includes $174.3 million and $165.3 million in Federal Home Loan Bank stock at December 31, 2002 and 2001, respectively.*

Held-to-Maturity Securities

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of held-to-maturity securities were as follows at December 31,

	2002				2001			
(in thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized (Losses)*	*Fair Value*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
CMO Private Issuances	***$113,501***	***$1,319***	***$(464)***	***$114,356***	$ 404,010	$ 3,493	$ (1,822)	$ 405,681
Agency Pass-Through Certificates	***132,205***	***5,821***	***—***	***138,026***	224,995	1,933	—	226,928
State & Municipal Obligations	***52,196***	***2,753***	***(18)***	***54,931***	66,877	1,573	(321)	68,129
Other Securities	***9,976***	***—***	***—***	***9,976***	14,083	57	(2)	14,138
	$307,878	***$9,893***	***$(482)***	***$317,289***	$ 709,965	$ 7,056	$ (2,145)	$ 714,876

Upon adoption of SFAS 133 in 2001, management reclassified securities with an amortized cost of $119.6 million and a fair value of $119.0 million from the held-to-maturity portfolio to the available-for-sale portfolio.

The Company maintains a Bank Owned Life Insurance trust (commonly referred to as BOLI). The BOLI trust was formed to offset future employee benefit costs and to provide additional benefits due to its tax-exempt nature. Only officer level employees who have consented have been insured under the program. Approximately $191.2 million in assets support the program and are principally included in the available-for-sale portfolio. The BOLI's impact on net income has not been significant.

At December 31, 2002, securities carried at $4.6 billion were pledged to secure securities sold under agreements to repurchase, other borrowings and for other purposes required by law. Securities pledged for which the collateral may be sold or repledged by the secured parties approximated $3.8 billion, while securities pledged which the secured parties may not sell or repledge, approximated $.8 billion at December 31, 2002.

The amortized cost and estimated fair value of securities, by contractual maturity, at December 31, 2002 are presented in the table below. Expected maturities will differ from contractual maturities since issuers may have the right to call or prepay obligations without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in One Year or Less	$ 218,322	$ 218,860	$ 10,535	$ 10,713
Due After One Year Through Five Years	117,931	125,958	29,566	30,690
Due After Five Years Through Ten Years	179,867	185,567	21,018	22,468
Due After Ten Years	435,558	420,761	1,053	1,036
Subtotal	$ 951,678	$ 951,146	$ 62,172	$ 64,907
Collateralized Mortgage Obligations	6,790,951	6,842,449	113,501	114,356
Agency Pass-Through Certificates	485,240	503,205	132,205	138,026
Equity Securities	257,898	259,092	—	—
	$ 8,485,767	$ 8,555,892	$ 307,878	$ 317,289

The proceeds, gross realized gains and losses on the sale of securities, were as follows at December 31,

(in thousands)	*2002*	2001	2000
Proceeds from Sales	***$169,830***	$ 233,890	$1,846,742
Gross Realized Gains	***$ 4,899***	$ 8,835	$ 62,813
Gross Realized Losses	***(382)***	(106)	(59,675)
Net Realized Gains	***$ 4,517***	$ 8,729	$ 3,138

Gross gains recognized during 2002 resulted from the sale of mortgage backed securities, corporate bonds and equity securities. The gross realized gains in 2001 and 2000 were recognized from the sale of certain equity and capital securities. Gross realized losses in 2000 were primarily due to management's decision to sell approximately $1.1 billion of mortgage backed securities to reduce interest rate risk exposure.

NOTE 4 – LOANS

The composition of the loan portfolio is summarized as follows at December 31,

(dollars in thousands)	*2002*	*% of Total*	2001	% of Total
Multi-Family Mortgages	***$ 3,640,039***	***32%***	$ 3,414,209	33%
Residential Mortgages	***2,507,388***	***22***	2,647,190	26
Commercial Mortgages	***2,194,092***	***19***	1,766,991	17
Commercial	***1,776,419***	***16***	1,487,819	14
Consumer	***1,040,490***	***9***	876,241	8
Construction and Land	***232,227***	***2***	221,381	2
Total	***11,390,655***	***100%***	10,413,831	100%
Less: Unearned Income & Fees	***21,516***		14,140	
Loans, net	***$11,369,139***		$10,399,691	

The loan portfolio is concentrated primarily in loans secured by real estate located in the New York metropolitan area. The segments of the real estate portfolio are diversified in terms of risk and repayment sources. The underlying collateral is balanced between multi-family apartment buildings, residential 1-4 family homes and owner occupied/non-owner occupied commercial properties. The risks inherent in these portfolios are dependent not only upon regional and general economic stability, which affects property values, but also the financial well being and creditworthiness of the borrowers.

At December 31, 2002, loans of $1.7 billion were pledged as collateral under borrowing arrangements with the Federal Home Loan Bank of New York.

Mortgage loans serviced for others aggregated $.9 billion as of December 31, 2002 and 2001, respectively. Residential mortgage loans held-for-sale aggregated $31 million and $26 million at December 31, 2002 and 2001, respectively.

Related Party Loans

Loans to related parties include loans to directors and their related companies and executive officers of the Company and its subsidiaries. Such loans are made in the ordinary course of business on substantially the same terms as loans to other individuals and businesses of comparable risks. The Company does not extend loans to its directors and executive officers for the purpose of financing the purchase of its common stock. Related party loans, principally consisting of residential mortgage loans, aggregated $3.5 million and $3.8 million at December 31, 2002 and 2001, respectively.

Non-Performing Assets

Non-performing assets include loans ninety days past due and still accruing, non-accrual loans and other real estate. Other real estate consists of property acquired through foreclosure or deed in lieu of foreclosure. Other real estate is carried at the lower of the recorded amount of the loan or the fair value of the property based on the current appraised value adjusted for estimated disposition costs. Non-performing assets declined to $12.5 million at December 31, 2002, as compared to $15.0 million at December 31, 2001.

Non-performing assets at December 31, consisted of the following:

(in thousands)	***2002***	2001
Loans Ninety Days Past Due and Still Accruing	***$ 4,438***	$ 4,146
Non-Accrual Loans	***7,778***	10,490
Non-Performing Loans	***12,216***	14,636
Other Real Estate	***295***	315
Non-Performing Assets	***$12,511***	$14,951

The following table represents the components of non-performing loans at December 31,

(in thousands)	***2002***	2001
Consumer	***$ 4,723***	$ 3,951
Residential Mortgages	***3,794***	5,563
Commercial	***2,958***	2,928
Commercial Mortgages	***637***	2,025
Multi-Family Mortgages	***104***	45
Construction and Land	—	124
Total Non-Performing Loans	***$12,216***	$14,636

The impact of non-accrual loans on net income during 2002, 2001, and 2000 was not significant.

At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans are non-performing. Additionally, there were no restructured, accruing loans outstanding at December 31, 2002 and 2001.

NOTE 5 – ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses is shown below for the years ended December 31,

(in thousands)	*2002*	2001	2000
Balance at Beginning of Year	***$103,801***	$ 89,653	$ 74,525
Provision for Loan Losses	***25,000***	17,750	17,000
Recoveries Credited to the Allowance	***7,487***	7,753	6,661
	136,288	115,156	98,186
Losses Charged to the Allowance	***(21,293)***	(18,253)	(17,602)
Allowance from Purchase Acquisitions	—	6,898	9,069
Balance at End of Year	***$114,995***	$ 103,801	$ 89,653

NOTE 6 – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31,

(in thousands)	*2002*	2001
Land	***$ 28,546***	$ 24,553
Bank Premises	***72,528***	70,730
Leasehold Improvements	***53,664***	40,721
Equipment	***81,564***	71,118
	236,302	207,122
Less: Accumulated Depreciation and Amortization	***(103,773)***	(96,343)
	$132,529	$ 110,779

Depreciation and amortization of premises and equipment included in non-interest expense in the consolidated statements of income was $13.5 million, $11.6 million and $10.8 million for 2002, 2001 and 2000, respectively.

NOTE 7 – FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following is a summary of federal funds purchased and securities sold under agreements to repurchase ("Repo's") at and for the years ended December 31,

(dollars in thousands)	*2002*	2001	2000
Federal Funds Purchased:			
Period End Balance	*$ 201,000*	$ 166,000	$ 62,200
Maximum Amount Outstanding at Any Month End	*201,000*	372,000	126,700
Average Outstanding Balance	*75,609*	73,876	45,228
Weighted Average Interest Rate Paid	*1.69%*	3.85%	6.40%
Weighted Average Interest Rate at Year End	*1.15*	1.46	6.39
Securities Sold Under Agreements to Repurchase:			
Period End Balance	*$3,650,000*	$1,976,182	$2,288,682
Accrued Interest Payable at Period End	*9,688*	8,854	13,037
Maximum Amount Outstanding at Any Month End	*3,750,000*	2,338,682	2,777,182
Average Outstanding Balance	*2,589,225*	2,037,848	2,504,658
Weighted Average Interest Rate Paid	*3.14%*	4.85%	6.30%
Weighted Average Interest Rate at Year End	*2.47*	3.64	6.22

Management used interest swaps to convert certain Repo's from variable rates to fixed rates, while extending the borrowing period for which the rates have been fixed. These swaps qualify as cash flow hedges and are explained in more detail in Note 17 - Derivative Instruments. These swaps changed the weighted average interest rate paid to 3.69%, 4.97% and 6.08%, respectively while the weighted average interest rate at year end changed to 2.97%, 4.06% and 6.02% respectively at December 31, 2002, 2001 and 2000.

Qualifying Repo's are treated as financings and the obligations to repurchase securities sold are reflected as liabilities on the balance sheet. The dollar amount of securities underlying the agreements remain in the asset accounts, although the securities underlying the agreements are delivered to the brokers who arranged the transactions. In certain instances, the brokers may have sold, loaned, or disposed of the securities to other parties in the normal course of their operations, and have agreed to resell substantially similar securities at the maturity of the agreements to the Company.

The following is a summary of the amortized cost and fair value of securities collateralizing Repo's, in addition to the amounts of and the contractual interest rates on the related borrowings.

(dollars in thousands)			MBS & CMO Securities[1]	
Maturity	Repo's[2]	Average Rate	Amortized Cost	Fair Value
Up to 30 Days	$ 1,500,000	1.45%	$1,576,278	$1,588,495
30 to 90 Days	625,000	1.43	623,579	628,594
90 Days to 1 Year	200,000	1.40	202,643	207,461
In Excess of 1 Year	1,325,000	4.27	1,369,476	1,388,719
Total	$ 3,650,000	2.47%	$3,771,976	$3,813,269

[1] *Excludes accrued interest receivable of $18.0 million on MBS & CMO securities.*
[2] *Excludes accrued interest payable of $9.7 million.*

The Bank subsidiaries had arrangements with various correspondent banks providing short-term credit for regulatory liquidity requirements. These lines of credit aggregated $1.1 billion at December 31, 2002.

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES ("FHLB")

The following is a summary of the contractual maturity, contractual average rates and the average rate, as adjusted for swaps of FHLB advances, as of December 31, 2002:

(in thousands)

Maturity	FHLB Advances	Average Rate
2003	$ 400,000	1.35%
2004	400,000	2.20
2005	400,000	5.83
2006	200,000	4.67
Thereafter	150,000	5.81
Total	$1,550,000	3.58%

Management used interest swaps to convert certain FHLB advances from variable rates to fixed rates, while extending the borrowing period for which the rates have been fixed. These swaps qualify as cash flow hedges and are explained in more detail in Note 17 - Derivative Instruments. These swaps changed the weighted average interest rate paid to 4.98%.

In accordance with terms contained in the blanket collateral agreement with the FHLB, advances are secured by certain qualifying residential and multi-family mortgage loans. At December 31, 2002 the carrying value of assets pledged as collateral was $1.7 billion.

NOTE 9 - SUBORDINATED DEBT

In August 2002, the Company issued $350 million aggregate principal amount of 5.875% subordinated notes and $150 million aggregate principal amount of 5% fixed rate/floating rate subordinated notes. Both series of notes mature in 2012 and qualify as Tier II regulatory capital. The 5.875% subordinated notes bear interest at a fixed rate through maturity, pay interest semiannually and are not redeemable prior to maturity. The fixed rate/floating rate notes bear interest at a fixed rate of 5% per annum for the first five years, and convert to a floating rate thereafter until maturity based on the US dollar three-month LIBOR plus 1.87%. Beginning in the sixth year, the Company has the right to redeem the fixed rate/floating rate notes at par plus accrued interest.

NOTE 10 - CAPITAL SECURITIES

Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trusts (commonly referred to as Capital Securities or Trust Preferred Securities) are summarized as follows, at December 31:

(in thousands)	*2002*	2001
8.70% Capital Securities due December 15, 2026	***$ 99,710***	$ 99,697
8.00% Capital Securities due December 15, 2027	***99,679***	99,667
8.17% Capital Securities due May 1, 2028	***45,000***	45,000
Total Capital Securities	***244,389***	244,364
Fair Value Adjustment	***24,537***	—
	$268,926	$ 244,364

The foregoing Capital Securities are obligations of wholly-owned statutory business trust subsidiaries (collectively, the "Trusts"). The Trusts were formed with initial capitalizations in common stock and for the exclusive purpose of issuing the Capital Securities and using the proceeds to acquire Junior Subordinated Debt Securities ("Debt Securities") issued by the Company. The Debt Securities are due concurrently with the Capital Securities, are non-callable at any time in whole or in part for ten years from the date of issuance, except in certain circumstances. They may be redeemed annually thereafter, in whole or in part, at declining premiums to maturity.

The Capital Securities qualify as Tier I capital for regulatory purposes and are subordinate in repayment to all other company obligations. The costs associated with these issuances have been capitalized and are being amortized to maturity using the straight-line method.

During 2002, interest rate swap agreements were used to convert the stated fixed rate on $200 million of Capital Securities to variable rates indexed to LIBOR. These transactions were recorded as fair value hedges, thereby requiring the related $200 million in Capital Securities to be reported at fair value. At December 31, 2002, the required fair value adjustment of $24.5 million increased the reported balance of Capital Securities from $244.4 million to $268.9 million. The swaps changed the weighted average interest rate paid to 2.80% at December 31, 2002.

The hedge designation changed the characteristic of these obligations, requiring them to be reported as borrowings rather than as minority interest as previously reported. The related costs associated with these obligations are now reported as a component of interest expense rather than non-interest expense.

The accompanying consolidated balance sheets and consolidated statements of income reflect these transfers for all periods presented.

NOTE 11 - DEPOSITS

The following is a summary of the remaining maturity of certificates of deposit as of December 31, 2002,

(in thousands)	Balance
2003	$2,552,075
2004	254,922
2005	83,225
2006	39,004
2007	56,695
Thereafter	1,117
Total Certificates of Deposit	$2,987,038

The aggregate amount of overdrawn deposit balances reclassified as loans was $17.3 million and $9.0 million as of December 31, 2002 and 2001, respectively.

NOTE 12 - INCOME TAXES

The components of the consolidated provision for income taxes are shown below for the years ended December 31,

(in thousands)	***2002***	2001	2000
Current Tax Expense	***$ 94,994***	$162,456	$117,826
Deferred Tax Expense	***123,844***	12,142	23,380
Income Tax Provision	***$218,838***	$174,598	$141,206

The following table reconciles the statutory Federal tax rate to the effective tax rate on income before income taxes for the years ended December 31,

	2002	2001	2000
Federal Statutory Tax Rate	***35.00%***	35.00%	35.00%
Increase/(Reduction) Resulting from:			
State and Local Income Taxes, Net of Federal Income Tax Benefit	***.84***	.13	2.08
Amortization of Goodwill & Identifiable Intangible Assets	***.11***	1.31	1.51
Tax Exempt Interest, net	***(1.45)***	(1.59)	(1.39)
Dividend Received Deduction	***(.14)***	(.25)	(.39)
Nondeductible Merger Related Expenses	—	—	.99
Other, net	***.06***	(.10)	(.24)
Effective Tax Rate	***34.42%***	34.50%	37.56%

The components of the net deferred tax liability and net deferred tax asset included in "Accrued Expenses and Other Liabilities" and "Other Assets", respectively on the accompanying consolidated balance sheets at December 31, are as follows:

(in thousands)	***2002***	2001
Deferred Tax Assets:		
Allowance for Loan Losses	***$ 49,185***	$ 44,400
Deferred Compensation and Other Employee Benefit Plans	***7,167***	5,222
Deductible Merger Related Restructure Charges	***1,284***	3,440
Basis Differences Resulting From Acquired Assets	***5,173***	11,686
Excess of Tax Basis over Book Basis – Premises and Equipment	—	2,397
Other	***2,752***	6,419
Gross Deferred Tax Asset	***$ 65,561***	$ 73,564
Valuation Allowance	***(4,567)***	(4,567)
Deferred Tax Asset	***$ 60,994***	$ 68,997
Deferred Tax Liabilities:		
Unrealized Gain on Securities Available-For-Sale	***$ (13,572)***	$ (7,812)
Tax Bad Debt Recapture	***(18,193)***	(18,374)
Excess Book Basis over Tax Basis – Premises and Equipment	***(1,692)***	—
Income Not Yet Recognized for Tax Purposes	***(134,775)***	(18,761)
Other	***(3,015)***	(5,700)
Gross Deferred Tax Liability	***$ (171,247)***	$(50,647)
Net Deferred Tax (Liability)/Asset	***$ (110,253)***	$ 18,350

During 2002, the Company's valuation allowance remained at $4.6 million. Management continues to reserve a portion of the New York State and New York City deferred tax asset due to uncertainties of realization. Additionally, as a result of the Company's merging with and acquiring thrifts, retained earnings at December 31, 2002 and 2001 includes $155 million for which no Federal income tax liability has been recognized. This amount represents the balance of acquired thrift bad debt reserves created for tax purposes as of December 31, 1987. These amounts are subject to recapture in the unlikely event that North Fork Bank makes distributions in excess of earnings and profits, redeems its stock, or liquidates.

NOTE 13 – RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

Retirement Plans

The Company maintains a defined benefit pension plan (the "Plan") covering substantially all of full-time employees. Pension expense is recognized over the employee's service life utilizing the projected unit cost actuarial method. Participants accrue a benefit each year equal to five percent of their annual compensation, as defined, plus a rate of interest based on the one-year Treasury Bill rate, credited quarterly. Plan assets are invested in a diversified portfolio of fixed income securities, mutual funds and equity securities. Contributions are periodically made to the Plan so as to comply with the Employee Retirement Income Security Act ("ERISA") funding standards and the Internal Revenue Code of 1986, as amended.

The following table sets forth the change in benefit obligations, the change in plan assets, the funded status of the plan, and amounts recognized in the accompanying consolidated financial statements at December 31,

(in thousands)	*2002*	2001
Change in Projected Benefit Obligation:		
Projected Benefit Obligation at Beginning of Year	*$ 81,783*	$ 79,395
Service Cost	*2,985*	2,649
Interest Cost	*5,704*	5,998
Amendments	*455*	63
Benefits Paid	*(7,870)*	(10,553)
Actuarial Loss	*5,192*	4,231
Projected Benefit Obligation at End of Year	*$ 88,249*	$ 81,783
Change in Plan Assets:		
Fair Value of Plan Assets at Beginning of Year	*$109,641*	$122,697
Actual Return on Plan Assets	*(9,363)*	(2,503)
Benefits Paid	*(7,870)*	(10,553)
Fair Value of Plan Assets at End of Year	*$ 92,408*	$ 109,641
Reconciliation of Funded Status:		
Funded Status	*$ 4,159*	$ 27,859
Unrecognized Actuarial Loss/(Gain)	*21,139*	(1,829)
Unrecognized Prior Service Cost	*(1,429)*	(2,164)
Unrecognized Transition Asset	*(986)*	(1,414)
Prepaid Benefit Cost	*$ 22,883*	$ 22,452

Weighted-Average Assumptions as of December 31:	*2002*	2001	2000
Discount Rate	*6.50%*	7.25%	7.75%
Expected Return on Plan Assets	*7.50*	8.00	8.50
Rate of Compensation Increase	*4.50*	4.50	4.50
Components of Net Periodic Benefit (Income)/Cost:			
Service Cost	*$ 2,985*	$ 2,649	$ 2,636
Interest Cost	*5,704*	5,998	6,351
Expected Return on Plan Assets	*(8,412)*	(10,056)	(10,430)
Amortization of Prior Service Cost	*(280)*	(296)	(233)
Amortization of Transition Asset	*(428)*	(428)	(446)
Recognized Actuarial Gain	—	(291)	(567)
Net Periodic Benefit Income	*$ (431)*	$ (2,424)	$ (2,689)
Additional Gain Recognized Due to Curtailment	—	—	(4,029)
Additional Gain Recognized Due to Settlement	—	—	(1,981)
Total Benefit Income	*$ (431)*	$ (2,424)	$ (8,699)

The Company maintains a Supplemental Executive Retirement Plan ("SERP"), that restores to specified senior executives the full level of retirement benefits they would have been entitled to receive absent the ERISA provision limiting maximum payouts under tax qualified plans. The projected benefit obligation, which is unfunded, was $624 thousand at December 31, 2002 and $627 thousand at December 31, 2001. Net periodic pension expense incurred in 2002, 2001 and 2000 for the SERP was, $127 thousand, $137 thousand and $118 thousand, respectively. The weighted average discount rate utilized to determine the projected benefit obligation was 6.50%, 7.25% and 7.75% for 2002, 2001 and 2000, respectively. The assumed rate of future compensation increases was 4.50% for 2002, 2001 and 2000.

Post-Retirement Benefits Other Than Pensions

Certain health care and life insurance benefits are provided to eligible retired employees. Health care benefits received range up to 100% of coverage premiums based on an employee's age, years of service and retirement date. The post-retirement obligation is unfunded.

The following table sets forth the change in post-retirement benefit obligation and amounts recognized in the accompanying financial statements at December 31,

(dollars in thousands)	*2002*	2001
Change in Accumulated Post-Retirement Benefit Obligation ("APBO"):		
Accumulated Post-Retirement Benefit Obligation at Beginning of Year	*$ 16,626*	$ 13,849
Service Cost	*425*	275
Interest Cost	*1,212*	1,165
Premiums Paid	*(1,057)*	(1,218)
Actuarial Loss	*2,599*	2,555
Accumulated Post-Retirement Benefit Obligation at End of Year	*$ 19,805*	$ 16,626
Reconciliation of Funded Status:		
Accumulated Post-Retirement Benefit Obligation at End of Year	*$ (19,805)*	$ (16,626)
Fair Value of Assets	—	—
Funded Status	*(19,805)*	(16,626)
Unrecognized Transition Obligation	*2,454*	2,747
Unrecognized Prior Service Cost	*(678)*	(759)
Unrecognized Net Loss	*6,032*	3,580
Accrued Post-Retirement Benefit Cost	*$ (11,997)*	$ (11,058)

The weighted average discount rate utilized to determine the accumulated post-retirement benefit obligation was 6.50% and 7.25% in 2002 and 2001, respectively.

In measuring the APBO, a 10% annual trend rate for health care costs under the HMO Plan was assumed for the year ended December 31, 2002. This rate is assumed to decrease by 1% each year until 2007 and remain at 5% from 2007 forward. A 12% annual trend rate for health care costs under the Indemnity Plan was assumed for the year ended December 31, 2002. This rate is assumed to decrease by 1% each year until 2009 and remain at 5% from 2009 forward. However, for individuals who retired after November 1, 1992, no increases in the annual trend rate are assumed subsequent to 1997 as all cost increases after 1997 are passed on to the retirees. The effect of a 1% increase in the health care cost trend rate on the aggregate of the service and interest cost components of net periodic post-retirement health care benefit cost and the APBO for health care benefits would be an increase of $300 thousand and $2.4 million, respectively, in 2002 and $42 thousand and $561 thousand, respectively, in 2001. The effect of a 1% decrease in the health care cost trend rate on the aggregate of the service and interest cost components of net periodic post-retirement health care benefit cost and the APBO for health care benefits would be a decrease of $217 thousand and $1.8 million, respectively, in 2002 and $114 thousand and $1.2 million, respectively, in 2001.

The following table sets forth the components of net periodic post-retirement benefits expense for the years ended December 31,

(in thousands)	***2002***	2001	2000
Components of Net Periodic Benefit Cost:			
Service Cost	***$ 425***	$ 275	$ 219
Interest Cost	***1,212***	1,165	977
Amortization of Prior Service Cost	***(81)***	(81)	(81)
Amortization of Transition Asset	***293***	293	293
Recognized Actuarial Loss	***147***	93	—
Net Periodic Benefit Cost	***$1,996***	$1,745	$1,408

A savings plan is maintained under section 401(k) of the Internal Revenue Code and covers substantially all current full-time and certain part-time employees. Newly hired employees can elect to participate in the savings plan after completing three months of service. Under the provisions of the savings plan, employee contributions are partially matched by the Company with cash contributions. Participants can invest their account balances into several investment alternatives, including shares of the Company's common stock. The 401(k) plan expense was $3.2 million, $2.5 million and $2.0 million for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE 14 – COMMON STOCK PLANS

The Company maintains stock incentive plans for all eligible employees providing for the granting of stock options and restricted stock awards. Options to purchase common stock are granted by the Compensation Committee at the average market price on the date of grant, generally vest in six months and have a ten-year expiration period. The Company has not, nor does it anticipate, repricing any stock options.

Restricted stock awards granted by the Compensation Committee are forfeitable and subject to certain restrictions on the part of the recipient until ownership of the shares vest. The Committee can, at its discretion, accelerate the removal of any and all restrictions. If the Company is party to a merger, consolidation, sale of substantially all assets, or similar transaction, all restrictions will lapse. Restricted stock awards are reflected as deferred compensation in the consolidated balance sheet at the fair market value of the shares on the date of grant, and amortized to compensation expense over the vesting periods.

New Employee Stock Compensation Plan

The plan provides for non-qualified stock options and restricted stock awards, to be granted either separately or in combination to all eligible persons not previously employed by the Company in connection with their entering into such an employment relationship. The number of shares issuable thereunder, either as restricted stock or non-qualified stock options is 1,000,000 shares. At December 31, 2002, 981,000 shares remain authorized and issued.

1999 Stock Compensation Plan

The plan provides for non-qualified stock options and restricted stock awards, to be granted either separately or in combination to all eligible persons including executive officers and other full-time employees. The number of shares issuable thereunder is 5,000,000, with no more than 2,500,000 authorized for restricted stock awards. At December 31, 2002, 1,249,266 shares remained authorized and unissued.

1998 Stock Compensation Plan

The plan provides for non-qualified stock options and restricted stock awards, to be granted either separately or in combination to all eligible persons including executive officers and other full-time employees. The number of shares issuable thereunder is 1,500,000 with no more than 1,000,000 authorized for restricted stock awards. At December 31, 2002, 375,070 shares remain authorized and unissued.

1997 Non-Officer Stock Plan

The plan provided for non-qualified stock options and restricted stock awards, for a broad range of full-time employees who are not officers, as defined in the plan. The number of shares issuable thereunder, either as restricted stock awards or non-qualified stock options, was limited to 375,000 shares. The right to grant awards under the plan terminated in 1998.

1994 Key Employee Stock Plan

The plan provides for incentive stock options, non-qualified stock options and restricted stock awards, to be granted either separately or in combination. In 1996, shareholders approved an amendment to the plan to increase the number of shares issuable thereunder from 2,100,000 to 3,600,000 shares, with no more than 1,200,000 authorized for restricted stock awards. At December 31, 2002, 10,254 shares remain authorized and unissued.

Acquired Stock Plans

Certain previously acquired companies maintained incentive stock option and non-qualified stock option plans for their officers, directors, and other key employees, all of which vested at the time of the merger date. At December 31, 2002, 936,148 stock options remained outstanding under these plans.

The following is a summary of the activity in the aforementioned stock option plans for the three-year period ended December 31,

	2002		2001		2000	
	Options	*Weighted Average Exercise Price*	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of Year	***3,711,393***	***$18.07***	5,281,899	$15.00	4,821,342	$14.59
Issued in the Reliance Acquisition	—	—	—	—	1,369,438	8.35
Granted	***1,222,264***	***34.97***	446,550	31.16	346,200	20.91
Exercised	***(1,497,269)***	***19.15***	(2,002,856)	12.89	(1,236,574)	7.56
Cancelled	***(73,600)***	***36.94***	(14,200)	18.20	(18,507)	23.34
Outstanding at End of Year	***3,362,788***	***$23.32***	3,711,393	18.07	5,281,899	$15.00
Options Exercisable at Year End	***2,875,568***	***$21.66***	3,269,512	$16.54	4,931,662	$14.68

The following is a summary of the information concerning currently outstanding and exercisable options as of December 31, 2002:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 2.64 – $14.50	778,784	2.9	$ 9.14	769,964	$ 9.11
$ 14.51 – $27.00	1,024,090	5.3	18.04	1,004,090	18.05
$ 27.01 – $39.41	1,559,914	9.4	33.87	1,101,514	33.72
$ 2.64 – $39.41	3,362,788	6.6	$23.32	2,875,568	$21.66

The following is a summary of activity in restricted stock for the years ended December 31,

	2002		2001		2000	
	Shares	*Weighted Average Grant Price*	Shares	Weighted Average Grant Price	Shares	Weighted Average Grant Price
Outstanding at Beginning of Year	***2,850,820***	***$19.85***	2,464,745	$17.17	2,098,445	$16.21
Granted	***1,137,350***	***33.97***	517,250	31.30	413,250	21.31
Vested	***(83,350)***	***16.50***	(82,700)	12.63	(33,100)	7.79
Cancelled	***(68,900)***	***33.91***	(48,475)	18.28	(13,850)	16.78
Outstanding at Year End	***3,835,920***	***$23.85***	2,850,820	$19.85	2,464,745	$17.17

Restricted stock awards are recorded as deferred compensation, a component of stockholders' equity at the fair value of these awards at the date of grant and amortized to compensation expense over the specified vesting periods.

Compensation expense related to restricted stock awards included in employee compensation and benefits was $8.5 million, $5.3 million, and $4.1 million in 2002, 2001 and 2000, respectively.

During 2002, sixty senior officers accepted offers to modify their holdings of previously issued restricted stock awards. The offers, which were made as part of a key management retention program, essentially permitted them to obtain additional restricted shares if they agreed to extend the vesting periods of their original awards. This program was adopted to help ensure continued employment of key management while having their interests closely aligned with the Company's long-term interests and the long-term interests of its shareholders. For those who accepted, their existing shares, with vesting periods ranging from 1 to 6 years, were modified to extend the vesting period to 10 years. In return for accepting the offer, each officer received one additional share of restricted stock, with a vesting period of 10 years, for each existing share of restricted stock. Approximately 467,000 additional restricted shares were issued under the program with a market value of approximately $15.7 million.

As permitted under SFAS 123, as amended by SFAS 148, management has elected to apply the intrinsic value method in accounting for its stock based compensation plans. Accordingly, compensation expense has not been recognized in the accompanying statements of income for its stock-based compensation plans, other than for restricted stock awards. Had compensation expense been recognized for the fair value of options awarded consistent with the methodology prescribed, pro-forma net income and earnings per share would have been as follows for the years ended December 31,

(dollars in thousands, except per share amounts)	*2002*	2001	2000
Net Income as Reported	***$416,893***	$331,484	$234,765
Add: Restricted stock expense included in net income, net of taxes	***5,535***	3,463	2,668
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of taxes	***(11,738)***	(5,780)	(3,903)
Pro-Forma Net Income	***$410,690***	$329,167	$233,530
Earnings Per Share:			
Basic – as Reported	***$2.61***	$2.08	$1.40
Basic – Pro-Forma	***2.57***	2.06	1.40
Diluted – as Reported	***$2.58***	$2.05	$1.39
Diluted – Pro-Forma	***2.54***	2.04	1.39

The fair value of stock options granted was estimated using the Black-Scholes option-pricing model at the date of grant. The weighted average assumptions used in the computations are as follows:

	2002	2001	2000
Fair Value for Options Granted	***$ 8.15***	$7.92	$5.49
Dividend Yield	***3.11%***	2.88%	2.94%
Volatility	***27.71***	27.69	27.19
Risk-Free Interest Rate	***3.87***	4.50	5.22
Assumed Forfeitures	***None***	None	None
Expected Life	***6 Years***	6 Years	6 Years

Dividend Reinvestment and Stock Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan provides stockholders with a method of purchasing additional common stock through the reinvestment of cash dividends and/or making optional cash payments, within certain specified limits, without brokerage commission. In 2001, the Board of Directors increased the number of shares issuable under the Plan by 2 million. At December 31, 2002, 2,030,649 shares remain authorized and unissued.

Change-in-Control Arrangements

Certain key executive officers have arrangements that provide for the payment of a multiple of base salary, should a change-in-control, as defined, occur. These payments are limited under guidelines for deductibility pursuant to the Internal Revenue Code. Also, in connection with a potential change-in-control, certain performance plans were adopted in which substantially all employees could participate in a cash distribution. The amount of the performance plan cash fund is established when a change-in-control transaction exceeds industry averages and achieves an above average return for shareholders. A limitation is placed on the amount of the fund and no performance pool is created if the transaction does not exceed industry averages.

NOTE 15 – PARENT COMPANY ONLY

Condensed Financial Statements:

Condensed Balance Sheets at December 31,

(in thousands)	*2002*	2001
Assets:		
Deposits with North Fork	*$ 58,091*	$ 6,733
Money Market Investments	*1,010*	1,206
Securities Purchased under Agreements to Resell with North Fork	*280,000*	—
Securities Available-for-Sale	*101,038*	115,007
Investment in Subsidiaries[1]	*1,811,161*	1,557,953
Goodwill	*23,789*	23,789
Other Assets	*76,009*	33,341
Total	*$2,351,098*	$ 1,738,029
Liabilities and Stockholders' Equity:		
Junior Subordinated Debt[2]	*$ 276,659*	$ 252,097
Subordinated Debt	*499,140*	—
Dividends Payable	*42,864*	39,093
Accrued Expenses & Other Liabilities	*18,382*	9,831
Stockholders' Equity	*1,514,053*	1,437,008
Total	*$2,351,098*	$ 1,738,029

[1] *Principally represents investment in bank subsidiaries.*
[2] *See "Note 10 - Capital Securities" for additional information.*

Condensed Statements of Income For the Years Ended December 31,

(in thousands)	*2002*	2001	2000
Income:			
Dividends from Subsidiaries	***$ 192,000***	$ 128,100	$ 359,000
Interest Income	***10,110***	9,879	13,937
Securities Gains, net	***621***	400	2,895
Other Income	***2,986***	1,804	1,491
Total Income	***205,717***	140,183	377,323
Expense:			
Interest Expense	***21***	1,004	903
Interest on Junior Subordinated Debt	***15,673***	21,044	20,565
Interest on Subordinate Debt	***11,558***	—	—
Employee Compensation & Benefits	***8,928***	5,672	4,185
Amortization of Goodwill	—	2,335	2,140
Other Expenses	***2,381***	2,004	2,113
Merge Related Activity Charge	—	—	13,500
Total Expenses	***38,561***	32,059	43,406
Income Before Income Taxes and Equity in Earnings of Subsidiaries	***167,156***	108,124	333,917
Income Tax Benefit	***(11,371)***	(9,143)	(11,480)
Equity in Earnings of Subsidiaries:			
Bank Subsidiaries	***239,391***	213,975	(111,337)
Other Subsidiaries	***(1,025)***	242	705
Net Income	***$ 416,893***	$ 331.484	$ 234,765

Condensed Statements of Cash Flows For the Years Ended December 31,

(in thousands)	*2002*	2001	2000
Cash Flows from Operating Activities:			
Net Income	***$ 416,893***	$ 331,484	$ 234,765
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	***8,682***	5,306	4,136
Amortization of Goodwill & Identifiable Intangible Assets	—	2,335	2,140
Equity in (Undistributed)/Overdistributed Earnings of Subsidiaries	***(238,366)***	(214,217)	110,632
Securities Gains, net	***(621)***	(400)	(2,895)
Other, net	***(3,080)***	2,323	(3,720)
Net Cash Provided by Operating Activities	***183,508***	126,831	345,058
Cash Flows from Investing Activities:			
Proceeds from Sales of Securities Available-for-Sale	***29,872***	16,596	77,425
Purchases of Securities Available-for-Sale	***(15,873)***	(10,326)	(29,226)
Investment in Subsidiary	***(8,819)***	(1,700)	—
Purchase Acquisition, net of cash acquired	—	—	6,103
Net Cash Provided by Investing Activities	***5,180***	4,570	54,302

(in thousands)	*2002*	2001	2000
Cash Flows from Financing Activities:			
(Repayment)/Issuance of Commercial Paper	—	(2,709)	2,709
Repayment of Loan from North Fork Bank	—	(17,000)	(23,000)
Proceeds from the Issuance of Subordinated Debt	*495,929*	—	—
Purchase of Treasury Shares	*(207,604)*	(8,051)	(289,931)
Exercise of Options and Common Stock Sold for Cash	*14,240*	30,147	4,132
Dividends Paid to Shareholders	*(160,091)*	(131,151)	(120,757)
Net Cash Provided/(Used) in Financing Activities	*142,474*	(128,764)	(426,847)
Net Increase/(Decrease) in Cash and Cash Equivalents	*331,162*	2,638	(27,487)
Cash and Cash Equivalents at Beginning of Year	*7,939*	5,301	32,788
Cash and Cash Equivalents at End of Year	*$ 339,101*	$ 7,939	$ 5,301

NOTE 16 – CAPITAL

The Company and its bank subsidiaries are subject to the risk based capital guidelines administered by the banking regulatory agencies. The guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under these guidelines, assets and certain off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk weighted assets and certain off-balance sheet items. The guidelines require all banks and bank holding companies to maintain a minimum ratio of total risk based capital to total risk weighted assets of 8%, ("Total Risk Adjusted Capital") including Tier 1 capital to total risk weighted assets of 4% ("Tier 1 Capital") and a Tier 1 capital to average total assets of at least 4% ("Leverage Ratio"). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that, if undertaken, could have a direct material effect on the consolidated financial statements.

The regulatory agencies recently adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agencies' determination of a banking institution's capital adequacy. The amendments require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk.

As of December 31, 2002, the most recent notification from the various regulators categorized the Company and its bank subsidiaries as well capitalized under the regulatory framework for prompt corrective action. Under the capital adequacy guidelines, a well capitalized institution must maintain a Total Risk Adjusted Capital ratio of at least 10%, a Tier 1 Capital Ratio of at least 6%, a Leverage Ratio of at least 5%, and not be subject to any written order, agreement or directive. There are no conditions or events since such notifications that management believes have changed this classification.

The following table sets forth the Company's regulatory capital at December 31,:

(dollars in thousands)	*2002*		2001	
	Amount	Ratio	Amount	Ratio
Tier 1 Capital	$ 1,316,986	11.43%	$ 1,243,757	11.82%
Regulatory Requirement	460,797	4.00	420,870	4.00
Excess	$ 856,189	7.43%	$ 822,887	7.82%
Total Risk Adjusted Capital	$ 1,931,659	16.77%	$ 1,348,092	12.81%
Regulatory Requirement	921,593	8.00	841,739	8.00
Excess	$ 1,010,066	8.77%	$ 506,353	4.81%
Risk Weighted Assets	$ 11,519,913		$ 10,521,741	

The Company's Leverage Ratio at December 31, 2002 was 6.46%. North Fork Bank's Tier 1, Total Risk Based and Leverage Ratios were 12.02%, 13.04%, and 6.73%, respectively, at December 31, 2002. Superior's Tier 1, Total Risk Based and Leverage Ratios were 16.52%, 16.89%, and 7.20%, respectively, at December 31, 2002.

On December 17, 2002, the Board of Directors increased the quarterly cash dividend to $.27 from $.25 per common share. The dividend is payable February 18, 2003, to shareholders of record at the close of business January 24, 2003.

On January 28, 2003, the Board of Directors approved a 5 million share increase to its previously announced share repurchase program. This approval brought the remaining shares authorized for repurchase to approximately 6.7 million, or 4% of the common shares presently outstanding. During 2002, 6.0 million shares had been repurchased at an average cost of $34.56.

The principal source of funds for the Company are dividends from North Fork Bank. There are various legal and regulatory limitations under federal and state law on the extent to which banking subsidiaries can finance or otherwise supply funds to their holding companies. At December 31, 2002, total dividend capability from our banking subsidiaries was $606 million. North Fork Bank, with its current balance sheet structure, had the ability to dividend approximately $350 million while still meeting the criteria for designation as a well-capitalized institution under existing capital guidelines.

Federal Reserve Board policy provides that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial condition. In addition, among other things, dividends from a New York-chartered bank, such as North Fork Bank, are limited to the bank's net profits for the current year plus its prior two years' retained net profits.

Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be "undercapitalized" as determined by the federal bank regulatory agencies. The relevant federal regulatory agencies and the state regulatory agency, the Banking Department, also have the authority to prohibit a bank or bank holding company from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of North Fork Bank, be deemed to constitute such an unsafe or unsound practice.

North Fork Bank and Superior are required to maintain non-interest-bearing cash balances on reserve with the Federal Reserve Bank. In 2002 and 2001, they were required to maintain average reserve balances of $ 68.0 million and $ 49.8 million, respectively.

NOTE 17 – DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments creates exposure to credit risk. This credit exposure relates to losses that would be recognized if the counterparties fail to perform their obligations under the contracts. To mitigate this exposure to non-performance, the Company deals only with counterparties of good credit standing and has established counterparty credit limits. In connection with the interest rate risk management process, the Company periodically enters into interest rate derivative contracts. These derivative interest rate contracts include interest rate swaps, caps, and floors and are used to modify the repricing characteristics of specific assets and liabilities. The following table details the interest rate swaps outstanding as of December 31, 2002:

(dollars in thousands) Maturity	Notional Amount	Fixed Interest Rate	Variable Interest Rate
Pay Fixed Swaps			
2003	$ 850,000	2.65 – 4.88%	1.40 – 1.42%
2004	400,000	3.59 – 5.23	1.43 – 1.82
2005	100,000	4.24 – 4.26	1.78 – 1.82
2008	75,000	6.14%	1.63%
	$ 1,425,000		

Maturity	Notional Amount	Fixed Interest Rate	Variable Interest Rate
Pay Floating Swaps			
December 2026	$ 100,000	8.70%	3.11%
December 2027	100,000	8.00	2.48
	$ 200,000		

At December 31, 2002, $1.425 billion in pay fixed swaps, designated as cash flow hedges were outstanding and entered into in order to change the repricing characteristics of certain borrowings. These agreements require the Company to make periodic fixed rate payments, while receiving periodic variable rate payments indexed to the three month LIBOR rate based on a common notional amount and maturity date. These swaps have original maturities of up to 10 years and, as of December 31, 2002, had an unrealized loss of $38.6 million and were reflected as a component of other liabilities (the net of tax balance of $22.0 million was reflected as a component of other comprehensive income). $200 million in pay floating swaps designated as fair value hedges were also outstanding at December 31, 2002. The $200 million of pay floating swaps were used to change the repricing characteristics of a comparable amount of capital securities from fixed to variable. The swaps contain imbedded call options held by the counterparty and are exercisable in approximately five years, which are identical to the call provisions contained in the capital securities. At December 31, 2002, the fair value adjustment on these agreements was $24.5 million and is reflected as a component of other assets. The capital securities also reflected the $24.5 million fair value adjustment, increasing the reported amount of capital securities from $244.4 million to $268.9 million at December 31, 2002.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). During 2001, derivative gains of $7.9 million were recognized from the sale of $1.0 billion in interest rate floors. These floors were originally purchased in 2000 to mitigate exposure to declines in interest rates. At December 31, 2002 and 2001, the Company did not have any floors or caps outstanding.

NOTE 18 – OTHER COMMITMENTS AND CONTINGENT LIABILITIES

Credit Related Commitments

The Company extends traditional off-balance sheet financial products to meet the financing needs of its customers. They include commitments to extend credit and letters of credit. Both commitments and letters of credit are reflected in the consolidated balance sheet only when and if they are funded or drawn upon.

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually have fixed expiration dates or other termination clauses and may require the payment of a fee. Total commitments outstanding do not necessarily represent future cash flow requirements of the Company as certain commitments will expire without being funded.

Management evaluates each customer's creditworthiness prior to issuing these commitments and may also require certain collateral upon extension of credit, based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties. Fixed rate commitments are subject to interest rate risk based on changes in prevailing rates during the commitment period. The Company is subject to credit risk in the event that the commitments are drawn upon and the customer is unable to repay its obligation.

Letters of credit are irrevocable commitments issued at the request of customers. They authorize the beneficiary to draw drafts for payment in accordance with the stated terms and conditions. Letters of credit substitute the bank's credit worthiness for that of the customer and are issued for a fee commensurate with the risk.

The Company typically issues two types of letters of credit: Commercial (documentary) Letters of Credit and Standby Letters of Credit. Commercial Letters of Credit are commonly issued to finance the purchase of goods, and are typically short term in nature. Standby Letters of Credit are issued to back financial or performance obligations of the bank's customer, and are typically issued for periods of one year or longer. Due to their long-term nature, Standby Letters of Credit require adequate collateral in the form of cash or other liquid assets. In most instances, Standby Letters of Credit expire without being drawn upon.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit facilities to customers. The following table presents total commitments and letters of credit outstanding at December 31,:

(in thousands)	*2002*	2001
Commitments to Extend Credit	***$1,464,128***	$979,132
Standby Letters of Credit	***105,781***	100,716
Commercial Letters of Credit	***18,147***	12,900

Lease Commitments

At December 31, 2002, the Company was obligated under a number of non-cancelable leases for certain premises and equipment. The minimum annual rental commitments, exclusive of taxes and other charges, under non-cancelable lease agreements for premises at December 31, 2002, are summarized as follows:

Year Ended December 31 : *(in thousands)*	Minimum Rentals
2003	$ 22,782
2004	20,397
2005	18,580
2006	14,810
2007	13,996
Thereafter	74,212

The majority of these leases contain periodic escalation clauses and it is anticipated that expiring leases should be renewed or replaced by leases on other properties.

Rent expense for the years ended December 31, 2002, 2001 and 2000 amounted to $19.5 million, $12.7 million and $9.7 million respectively.

Litigation

The Company and its subsidiaries are subject to certain pending and threatened legal actions which arise out of the normal course of business. Management believes that the resolution of any pending or threatened litigation will not have a material adverse effect on its financial condition or results of operations.

NOTE 19 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments" ("SFAS 107") requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time, based on relevant market data and information about the financial instrument. SFAS 107 has no effect on the financial position or results of operations in the current year or any future period. Furthermore, the fair values disclosed under SFAS 107 are not representative of the total value of the Company.

If quoted market prices are not available, SFAS 107 permits using the present value of anticipated future cash flows to estimate fair value. Accordingly, the estimated fair value will be influenced by prepayment and discount rate assumptions. This method may not provide the actual amount that would be realized in the ultimate sale of the financial instrument.

Cash, Cash Equivalents and Securities

The carrying amounts for cash and cash equivalents are reasonable estimates of fair value. The fair value of securities is estimated based on quoted market prices as published by various quotation services, or if quoted market prices are not available, on dealer quotes. The following table presents the carrying value and estimated fair value of cash, cash equivalents and securities at December 31,

	2002		2001	
(in thousands)	*Carrying Amount*	*Estimated Fair Value*	Carrying Amount	Estimated Fair Value
Cash and Cash Equivalents	*$ 424,338*	*$ 424,338*	$ 350,934	$ 350,934
Securities Held-to-Maturity	*307,878*	*317,289*	709,965	714,876
Securities Available-for-Sale	*8,555,892*	*8,555,892*	5,043,557	5,043,557
Total Cash, Cash Equivalents and Securities	*$ 9,288,108*	*$ 9,297,519*	$ 6,104,456	$ 6,109,367

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting the estimated cash flows through expected maturity or repricing using the current rates at which similar loans would be made to borrowers with similar credit risks. For non-performing loans, the present value is separately discounted consistent with management's assumptions in evaluating the adequacy of the allowance for loan losses. The following table presents the carrying amount and the estimated fair value of the loan portfolio as of December 31,

	2002		2001	
(in thousands)	*Carrying Amount*	*Estimated Fair Value*	Carrying Amount	Estimated Fair Value
Gross Loans	*$11,390,655*	*$11,793,337*	$10,413,831	$10,482,439

Deposit Liabilities and Borrowings

The carrying amounts for demand deposits, savings, NOW, money market accounts and borrowings with an interest sensitive period of 90 days or less are reasonable estimates of their fair values. Fair values for certificates of deposit and other borrowings are estimated by discounting the future cash flows using the rates currently offered for deposits and borrowings of similar remaining maturities.

The following table presents the carrying amount and estimated fair value of the deposits and borrowings as of December 31,

	2002		2001	
(in thousands)	*Carrying Amount*	*Estimated Fair Value*	Carrying Amount	Estimated Fair Value
Demand Deposits	*$ 3,417,534*	*$ 3,417,534*	$ 2,702,753	$ 2,702,753
Savings	*3,440,573*	*3,440,573*	3,131,471	3,131,471
NOW and Money Market	*3,347,385*	*3,347,385*	2,037,518	2,037,518
Time Deposits	*2,987,038*	*2,998,989*	3,431,564	3,463,766
Total Deposits	*$13,192,530*	*$13,204,481*	$11,303,306	$11,335,508
Borrowings with an Interest Sensitive Period of 90 days or less	*$ 3,426,000*	*$ 3,426,000*	$ 1,967,182	$ 1,967,182
Borrowings with an Interest Sensitive Period greater than 90 days	*1,975,000*	*2,159,988*	1,725,000	1,816,759
Subordinated Debt	*499,140*	*535,447*	—	—
Capital Securities	*268,926*	*272,991*	244,364	232,927
Total Borrowings	*$ 6,169,066*	*$ 6,394,426*	$ 3,936,546	$ 4,016,868

Commitments to Extend Credit and Letters of Credit

These financial instruments generally are not sold or traded, and estimated fair values are not readily available. However, the fair value of commitments to extend credit and letters of credit is based on fees currently charged to enter into similar agreements with comparable credit risks and the current creditworthiness of the counterparties. Commitments to extend credit issued by the Company are generally short-term in nature and, if drawn upon, are issued under current market terms and conditions for credits with comparable risks.

At December 31, 2002 and 2001, there was no significant unrealized appreciation or depreciation on these financial instruments.

NOTE 20 – RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") as of January 1, 2002. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired individually or with a group of other assets not constituting a business combination. Under SFAS 142, all goodwill and identifiable intangible assets recognized as having an indefinite useful life, including those acquired before its effective date, are no longer amortized but are periodically assessed for impairment. Intangible assets, having a finite life, are separately recognized and amortized over their estimated useful lives. Intangible assets with finite useful lives will continue to be reviewed for impairment in accordance with previous pronouncements.

The Company was required to perform an initial impairment assessment on all goodwill within the first six months of the adoption of SFAS 142 to determine if a transition impairment charge should be recognized. The Company completed the initial impairment assessment and determined that no impairment charge was needed.

The consolidated statements of income for the years ended December 31, 2001 and 2000, shown for comparative purposes, reclassifies amortization expense into two categories, amortization expense that would continue to be amortizable under SFAS 142, "Amortization of Identifiable Intangibles" and amortization expense that would not continue to be amortizable under SFAS 142, i.e. "Amortization of Goodwill". The consolidated balance sheets for each of the periods presented reflects the reclassification of identifiable intangible assets which are not subject to amortization under SFAS 142 (i.e. Goodwill).

Net income and earnings per share for the year ended December 31, 2001 and 2000 adjusted to exclude discontinued goodwill amortization expense, are as follows:

(in thousands, except per share amount)	2001	2000
Net Income, as reported	$ 331,484	$ 234,765
Amortization of Goodwill	19,815	17,937
Net Income, as adjusted	$ 351,299	$ 252,702
Adjusted Earnings per Share:		
Basic	$2.20	$1.51
Diluted	2.18	1.50

At December 31, 2002, identifiable intangible assets of $16.3 million ($35.2 million original balance less $18.9 million in accumulated amortization) remain subject to future amortization. Excluding the impact of any identifiable intangible assets that may arise as a result of any future transactions, the full year amount of amortization expense attributed to such assets is expected to decline over the next five years by an insignificant amount.

Acquisitions of Certain Financial Institutions

In October 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS 147"). SFAS 147 removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinions Nos.16 and 17 when a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method". SFAS 147 requires that applicable transactions be accounted for in accordance with SFAS 141 and SFAS 142. Therefore, the requirement to recognize and subsequently amortize goodwill no longer applies to acquisitions within the scope of SFAS 147. SFAS 147 also amends SFAS 144 by including long-term customer relationship intangible assets of financial institutions. The provisions of SFAS 147 became effective October 1, 2002 and accordingly, the Company restored previously amortized identifiable intangibles totaling approximately $550,000.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not anticipate that the adoption of this statement will have a significant effect on our consolidated financial statements.

Accounting for the Impairment or Disposal of Long-Lived Assets

Effective January 1, 2002, we adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and resolves accounting and implementation issues related to previous pronouncements. More specifically, it eliminates the allocation of goodwill to long-lived assets to be tested for impairment and details both a probability - weighted and primary asset approach to estimate cash flows in testing for impairment of a long-lived asset. The Company's adoption of SFAS 144 has had no effect on our consolidated financial statements.

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, and requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan.

Accounting for Stock Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS No. 148 are effective for all financial statements for fiscal years ending after December 15, 2002. The Company has elected not to adopt the fair value method, and continues to account for its stock-based employee compensation plans using the intrinsic value method as permitted. The Company has modified all financial statement disclosures for its stock-based compensation awards pursuant to the provisions of SFAS 148 (See "Notes to Consolidated Financial Statements" - Note 1 - "Summary of Significant Accounting Policies" and Footnote 14 - "Common Stock Plans" for additional disclosure).

Accounting for Indirect Guarantees of Indebtedness of Others

In December 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses disclosures to be made by a guarantor in its financial statements about its obligations under guarantees. The disclosure requirements applicable to the Company are included in Note 18 - Commitments and Contingencies in the accompanying consolidated financial statements. FIN 45 also requires the recognition, at fair value, of a liability by a guarantor at the inception of certain guarantees issued or modified after December 31, 2002. This recognition requirement is not expected to have a material impact on the Company's consolidated financial statements.

Independent Auditors' Report



To the Stockholders and Board of Directors of North Fork Bancorporation, Inc.

We have audited the accompanying consolidated balance sheets of North Fork Bancorporation, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows, changes in stockholders' equity, and comprehensive income for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Fork Bancorporation, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
February 25, 2003

Report of Management

Management of North Fork Bancorporation, Inc. is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other financial information in this annual report. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and, where necessary, are based on management's best estimates and judgment. Other financial information contained elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

Management maintains accounting systems and internal controls to meet its responsibilities for reliable consolidated financial statements. There are inherent limitations in the effectiveness of internal controls, including the possibility of circumvention or overriding of controls. Furthermore, because of changes in conditions, the effectiveness of internal controls may vary over time. These systems and controls are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. An internal audit function is maintained to continually evaluate the adequacy and effectiveness of such internal controls, policies, and procedures.

KPMG LLP, independent auditors, are engaged to audit the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and the independent auditor's report expresses their opinion as to the fair presentation, in all material respects, of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Their audit provides an objective assessment of the degree to which management meets its responsibility for financial reporting.

The Board of Directors fulfills its oversight role for the financial statements through the Audit Committee, which is composed entirely of outside directors. The Audit Committee meets regularly with management, the internal auditors and the independent auditors, to discuss internal controls and accounting, auditing and financial reporting matters. The Audit Committee reviews and approves the scope of internal and external audits, as well as recommendations made with respect to internal controls by the independent and internal auditors and the various regulatory agencies. KPMG LLP and the internal auditors have direct access to the Audit Committee with or without management present.

Management assessed the Company's system of internal control over financial reporting as of December 31, 2002 based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2002, the Company's system of internal control over financial reporting met those criteria.



JOHN ADAM KANAS
Chairman, President and Chief Executive Officer



DANIEL M. HEALY
Executive Vice President and Chief Financial Officer

Corporate and Shareholder Information

Executive Management

John Adam Kanas
Chairman, President & Chief Executive Officer

John Bohlsen
Vice Chairman

Daniel M. Healy
Executive Vice President & Chief Financial Officer

Aurelie S. Graf
Vice President & Corporate Secretary

Board of Directors

John Adam Kanas, *Chairman*
John Bohlsen, *Vice Chairman*
Allan C. Dickerson
Lloyd A. Gerard
Daniel M. Healy
Raymond A. Nielsen
James F. Reeve
George H. Rowsom
Dr. Kurt Schmeller

Corporate Headquarters

275 Broadhollow Road
Melville, NY 11747

Investor Relations

Shareholders seeking information about the Company may obtain analyst presentations, press releases and government filings from North Fork's website *www.northforkbank.com.* Additional inquiries can be directed to the Corporate Secretary's office, 275 Broadhollow Road, Melville, New York 11747 or by calling 631-844-1252.

Dividend Services

Dividend Reinvestment Plan (DRP) – The DRP provides shareholders with a convenient means to acquire additional shares of stock through the re-investment of dividends and/or making optional cash payments without a brokerage commission or service charges. "Registered" holders may call 1-800-317-4445 for an enrollment package. Accounts held in "Street" name should contact their broker.

"Registered" shareholders can arrange for direct deposit of cash dividends – Direct deposit provides a safe, timesaving method of receiving cash dividends. "Registered" shareholders can automatically have their dividends deposited on the date of payment into a checking, savings, or money market account at any financial institution providing Automated Clearing House services by calling our Transfer Agent, Equiserve Trust Company, N.A., at 1-800-870-2340.

Shareholder Account Inquiries

Shareholders who wish to change the name, address or ownership of their stock, consolidate accounts, eliminate duplicate mailings or replace lost certificates or dividend checks, should contact the Stock Registrar and Transfer Agent at the address and phone number listed.

Stock Registrar and Transfer Agent

Equiserve Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069

Private Couriers/Registered Mail:
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA 02021

Email access is available through Equiserve's web page at *www.equiserve.com.*
Hearing Impaired - TTD: 1-800-952-9245
Shareholder Assistance: 1-800-317-4445

Stock Listing

North Fork Bancorporation, Inc. is traded on the New York Stock Exchange under the symbol NFB. Newspaper stock listings: NoForkBcp or NoFrkBc.

Annual Meeting

The annual meeting of shareholders will be held April 22, 2003, 10 a.m. at the Wyndham Wind Watch Hotel, 1717 Vanderbilt Motor Parkway, Hauppauge, New York 11788, 631-232-9800.




North Fork

275 Broadhollow Road, Melville, NY 11747